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Exhibit 99.1 - Safeguard proceedings: CGG

Commercial Court of Paris

Opening ruling: 14 June 2017

N° P.C.: P201701575

Supervising Judge: M. Jean-Pierre Bégon-Lours

Judicial Administrator: SELARL FHB, acting through Maître Hélène Bourbouloux

Creditors’ Representative: SELAFA MJA, acting through Maître Lucile Jouve

Work Council’s Representatives: Ms. Irène Huard and Mr. Thibaut Allemand

DRAFT SAFEGUARD PLAN OF

CGG

(articles L.626-1 et seq. of the French Code de commerce)

Prepared by CGG S.A. with the assistance of the SELARL FHB,

acting through Maître Hélène Bourbouloux, judicial administrator

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Table of contents

		Page

Table of contents		2

Introduction		6

A.	Presentation of the CGG Group and of CGG S.A. (the “Company”)	6

1	The CGG Group	6

1.1	Acquisition of contract data	6

1.2	Geology, Geophysics and Reservoir (or “GGR”)	7

1.3	Equipment	7

2	Key figures of the CGG Group	7

3	The company CGG (the “Company”)	8

3.1	Presentation of the Company	8

3.2	Key figures of the Company	8

4	Structure of the financial debt	9

4.1	Financing arrangements entered into by the Company	9

4.2	Financing at the level of CGG Holding (US) Inc., indirect subsidiary of the Company	11

4.3	Funding of the Norwegian Marine Segment	11

5	Main operational guarantees granted by the Company	11

B.	Nature and origin of the difficulties encountered and operational restucturing measures implemented	12

1	A very difficult market	12

2	The Strategic Transformation Plan	12

3	The restructuring of the marine branch	12

4	The necessary financial restructuring	14

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C.	The opening of mandat ad hoc proceedings and the agreement in principle reached in this context		15

1	The appointment of the mandataire ad hoc and the conduct of the negotiations		15

2	The Agreement in Principle reached within the framework of the Mandat Ad Hoc and the execution of the Lock-up Agreement		16

D.	Opening of the Safeguard Proceedings in order to implement the Lock-up Agreement		17

1	The opening of Safeguard Proceedings and of the US proceedings		17

2	The application for recognition of the Safeguard Proceedings in the United States through “Chapter 15” proceedings		17

3	The necessary coordinated protection of the foreign guarantor and borrower companies of the CGG Group		17

4	Milestones of the Restructuring		18

Presentation of the Draft Safeguard Plan			20

1	Definitions		20

2	Objectives pursued by the Draft Safeguard Plan as set out by the Lock-up Agreement		27

3	Description of the industrial and social aspects of the Draft Safeguard Plan		29

4	Description of the financial aspect of the Draft Safeguard Plan		29

4.1	Summary of the Company’s liabilities as at the Opening Ruling		29

4.2	General Principles		30

	4.2.1	Currency conversions	30

	4.2.2	Company’s liabilities included in the Draft Safeguard Plan	30

	4.2.3	Constitution of the creditors’ committees	31

4.3	Terms and conditions of the discharge of liabilities of each type of financial creditors		32

	4.3.1	Treatment of the liabilities under the French RCF	32

	4.3.2	Treatment of the liabilities under the Senior Notes	39

	4.3.3	Treatment of the liabilities under the Convertibles Bonds	43

	4.3.4	Liabilities in respect of the guarantees under the US RCF and the TLB 2019	45

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	4.3.5	Liabilities in respect of the intragroup claims held by the Guarantor Companies under Chapter 11 under the guarantees granted by those under the Secured Loans and the Senior Notes	45

4.4	New Money provision		46

	4.4.1	Rights Issue with PSR	46

	4.4.2	New Second Lien Notes Issue with Warrants #3	49

	4.4.3	Use of proceeds of the Rights Issue with PSR and the New Second Lien Note Issue	54

4.5	Share Capital Reduction of the Company and treatment of Historical Shareholders		55

	4.5.1	Share Capital Reduction of the Company	55

	4.5.2	Treatment of the shareholders: grant of free Warrants #1	55

4.6	Coordination Warrants Issue		56

4.7	Terms and conditions similar for certain instruments issued within the framework of the Restructuring		57

	4.7.1	Terms and conditions of the new Shares	57

	4.7.2	Terms and conditions similar for the Warrants issued as part of the Restructuring	57

	4.7.3	Rounding rules and treatment of fractional instruments	58

	4.7.4	Rules relating to the issuance and subscription of certain securities	59

5	Governance of the Company after completion of the Restructuring		59

6	Summary of the steps and implementation transactions of the Restructuring		60

7	Duration of the Safeguard Plan		61

8	Approval and sanctioning of the Safeguard Plan		61

9	Conditions precedent to the sanctioning of the Draft Safeguard Plan		61

10	Conditions precedent to the implementation of the Safeguard Plan		62

11	Unenforceability of transfers made in breach of the Safeguard Plan		62

12	Supervision of the implementation of the Safeguard Plan		62

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12.1	Judicial Administrator, Court-appointed trustee supervising the implementation of the Safeguard Plan and mandataire ad hoc		62

	12.1.1	Judicial Administrator	62

	12.1.2	Court-appointed trustee supervising the implementation of the Safeguard Plan	63

	12.1.3	Mandataire ad hoc	63

12.2	Payment of the creditors		63

12.3	Challenge, sanction and implementation of the Safeguard Plan		63

12.4	Potential amendments to the Safeguard Plan		64

13	Persons liable for the implementation of the Safeguard Plan		64

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Introduction

A.	Presentation of the CGG Group and of CGG S.A. (the “Company”)

1	The CGG Group

The CGG Group is an international group, world leader in geophysical services and equipment, founded in 1931. It specializes in geosciences, geological, geophysical and geoseismic research of subsurface resources evaluation, necessary particularly in the hydrocarbon (oil and gas) exploration – production sector and natural resources.

The CGG Group was gradually developed, through acquisitions, to become today the first global geosciences provider, with activity in 3 important centers: (i) contract data acquisition, (ii) geology, geophysics and reservoir, and (iii) equipment.

It generated a revenue of USD 1,195,500,0001 in 2016 and employed, as of April 30, 2017, 5,766 employees throughout the world, 1,393 of those in France.

1.1	Acquisition of contract data

The contract data acquisition activity includes geophysical acquisition of seismic and multi-physics data services, ranging from land and marine acquisition to airborne acquisition or to seabed acquisition, these services being performed directly by the CGG Group or through joint-ventures.

(i)	Marine acquisition

Regarding its marine seismic data acquisition branch, the CGG Group, through its Norwegian subsidiaries, uses a fleet of vessels equipped with compressed air sources (airguns) and submersible cables (streamers) of several kilometers enabling them to conduct seabed seismic studies.

The CGG Group no longer fully owns vessels, except for the vessel “Geowave Voyager”, asset held for sale, following the out-of-court restructuring of its fleet finalized in April 2017, as described in detail in section B.3. of the Introduction hereinafter.

(ii)	Land and multi-physics acquisition

Land acquisition activity is mainly axed on high added value acquisition of seismic data (in the desert, jungle or transition areas) or areas that require specific technologies.

Regarding the multi-physics activity, it combines the seismic marine or land data acquisition and processing services with an airborne activity (through airplanes and helicopters) to collect, then interpret non-seismic data regarding the earth’s surface, rocks and subsurface.

The group operates based on two complementary commercial approaches, either with an exclusive contract with a client, or based on an approached called “multi-clients”, the clients pre-financing a portion of the acquisition of data, of which CGG remains the owner.

[1]	Extracts from the Company’s Reference Document for the fiscal year 2016 – Annex 1

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1.2	Geology, Geophysics and Reservoir (or “GGR”)

The GGR centre ensures the processing, imaging and interpretation of geological and geophysical data collected to make high quality images using its high power computing capabilities and its proprietary algorithms. Those images are stored in image libraries, and either directly sold to the group’s clients, or proposed through the sale of “multi-clients studies.

The Group also proposes to its clients the sale of seismic data processing and interpretation and reservoir characterization and modelling software, as well as the management, storing and exploitation of data of all types.

The Group has additionally developed a range of geology and geophysics counselling services.

1.3	Equipment

The CGG Group manufactures its seismic equipment through its Sercel center, first global supplier of land and marine geophysics equipment. Sercel designs, manufactures, sells and ensures after-sales service of its seismic data recording equipment (geophones, streamers, recorders, vibrator vehicles, airguns…), as well as the training of their users worldwide. Sercel also provides integrated solutions to its clients.

Sercel mainly exploits six industrial manufacturing sites located in Nantes and Saint-Gaudens (France), Houston and Tulsa (United States), Krimpen aan de Lek (the Netherlands) and Singapore, in addition to two French sites dedicated to well tools and undersea instrumentation respectively, located in Toulouse and Brest.

The majority of Sercel centre’s revenues is generated from external companies of the Group. However it is part of the group’s offer, as this latter purchases its seismic equipment from the Sercel centre and includes the design itself of the sensors and equipment in the global solution proposals offered to its clients. The integration of the three lines of business of the group is a key factor of differentiation on the market.

2	Key figures of the CGG Group

The main key figures of the CGG Group available to this day are the following:

Amounts in millions of USD	2015 (figures of the fiscal year ending on 12/31/2015)	2016 (figures of the fiscal year ending on 12/31/20162)	Progress
Revenue	2,100.9	1,195.5	-43.1%
Gross operating profit	285.1	(53.5)	-118.7%
Operating income	(1,157.6)	(396.5)	+65.7%
Cost of net financial debt	178.5	174.2	-2.4%
EBITDA[3]	452,8	273.6	-39.6%
Consolidated net profit	(1,446.2)	(576.6)	+60.1%

[2]	Extracts from the Company’s Reference Document for the fiscal year 2016 – Annex 1
[3]	Including restructuring costs under the Strategic Transformation Plan as described in paragraph B.2. of the Introduction

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3	The company CGG (the “Company”)

3.1	Presentation of the Company

The Company (formerly called “Compagnie Generale de Geophysique Veritas”) is the holding company of the CGG Group (Kbis extract, Annex 2). It is listed on the Paris Stock Exchange since 1981 and on the New York Stock Exchange since 1997.

Its purpose is to own shares in other companies of the Group, and to ensure their administrative, financial, accounting, legal, fiscal management, in addition to human resources management.

It currently employs 30 employees.

On 1 July 2017, the main shareholders of the Company were the following4:

•	Bpifrance Participations: 9.35% / 10.80%;

•	AMS Energie: 8.30% / 8.08%;

•	DNCA: 7.94% / 7.72%;

•	IFP Energies Nouvelle: 0.49% / 0.47% (acting in concert with Bpifrance Participations);

•	Own shares: 0.11% / 0%;

•	FCPE “CGG Actionnariat”: 0.0012% / 0.0024%; and

•	Public: 73.03% / 71.27%.

As the Group’s holding company, the Company does not have own resources other than the payment of dividends of its subsidiaries, the payment of interest as cash advances and intragroup loans, as well as the payment for the provision of intragroup services.

3.2	Key figures of the Company

Amounts in million Euros	2015 (figures of the fiscal year ending on 12/31/2015)	2016 (figures of the fiscal year ending on 12/31/20165)	Progress
Revenue	74	49.1	-33.6%
Gross operating profit	(43.3)	(31.7)	+26.8%
Operating income	(47.8)	(42.5)	+11%
Financial profit	586.5	(826.8)	-241%
Cost of net financial debt	(35.9)	(40.3)	-12.2%
Net profit	606.3	(841)	-238.7%

[4]	Percentages of capital ownership / voting rights.
[5]	Extracts from the Company’s Reference Document for the fiscal year 2016 – Annex 1

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The strongly negative net profit of the Company in 2016 is connected to the significant deterioration of the financial income, which results from the very low dividend payments of its subsidiaries and impairment of the shares it holds.

4	Structure of the financial debt

In order to ensure the financing of its activity, the CGG Group entered into a specific number of loans, the majority of which benefit from securities and guarantees granted by the leading companies of the CGG Group, among which in particular the Company.

Annex 3 presents a simplified organization chart of the CGG Group with its main related financings, securities and guarantees.

4.1	Financing arrangements entered into by the Company

The Company has completed the following agreements:

(i)	a revolving credit agreement entitled “Multicurrency Revolving Facility Agreement”, entered into on July 31, 2013 for an initial amount in principal of USD 325,000,000 , reduced to approximately USD 300,000,000, entirely drawn to this day and due to be paid back to the amount of USD 25,000,000 at the end of July 2017, and at the latest on July 15, 2018 for the remaining amount (hereinafter the “French RCF”);

(ii)	two issues of convertible bonds, namely:

•	an issue of convertible bonds (obligations à option de conversion et/ou d’échange en actions nouvelles ou existantes) on November 20, 2012 for a total initial amount of Euros 360,000,000, reduced to approximately Euros 34,900,000 (following an exchange transaction with convertible bonds (obligations à option de conversion et/ou d’échange en actions nouvelles ou existantes) which mature in 2020) due on January 1st 2019,

•	an issue of convertible bonds (obligations à option de conversion et/ou d’échange en actions nouvelles ou existantes) on June 26, 2015 for a total initial amount of Euros 325,100,000, due on January 1st 2020,

(together, hereinafter the “Convertible Bonds”).

(iii)	several high-yield “senior” note issues under US law, namely:

•	an issue of notes dated 23 April 2014 maturing on May 15, 2020 for a total amount of Euros 400,000,000 bearing interest at a rate of 5.875% (the “2020 Senior Notes”)

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•	an issue of notes dated 31 May 2011 maturing on June 1st 2021 for a total initial amount of USD 650,000,000[6] bearing interest at a rate of 6.5% (the “2021 Senior Notes”); and

•	an issue of notes dated 1 May 2014 maturing on January 15, 2022 for a total initial amount of USD 500,000,000 bearing interest at a rate of 6.875% (the “2022 Senior Notes”);

(together, hereinafter, the “Senior Notes”).

It being specified that:

•	the French RCF is guaranteed by the main companies of the CGG Group, and by a certain number of security interests granted by the Company and some of its subsidiaries (including securities account pledges over the shares of the main subsidiaries of the Company);

•	the Senior Notes essentially have from the same guarantees as those granted by the companies of the CGG’s Group under the French RCF (but do not benefit from any security interests);

•	the Convertible Bonds do not have any securities or guarantees.

(iv)	A leasing contract to finance the operational headquarters of its subsidiary CGG Services SAS located in Massy will mature on the 1st of October, 2022 for a total amount of 75,130,000 euros, whose outstanding balance on 14 June 2017 was approximately 52,246,029 euros.

As at 14 June 2017, the summary of the liabilities of the Company (excluding intra-group liabilities) is thus established as follows:

Liability	Aggregate principal amount excluding accrued interest (as at 06/14/2017)	Guarantees and securities
“Bank” liabilities
French RCF (EUR)	124,600,000 EUR	Guarantees and security interests
French RCF (USD)	160,000,000 USD	Guarantees and security interests
Bondholders liabilities
2020 Senior Notes	400,000,000 EUR	Guarantees
2021 Senior Notes	675,625,000 USD	Guarantees
2022 Senior Notes	419,636,000 USD	Guarantees
2019 Convertible Bonds	34,933,351.68 EUR	/.
2020 Convertible Bonds	325,165,550.10 EUR	/.
Liabilities with respect to guarantees granted
US RCF	161,933,711 USD	Guarantees and security interests
TLB 2019	337,845,968.75 USD	Guarantees and security interests
Leasing
Massy Leasing	50,246,029.25 EUR	/.
Operating liabilities
Operating guarantees[7]	781,896,522.44 EUR	/.
Other operating liabilities	3,265,995.7 EUR

[6]	It being specified that such amount has evolved as a result of (i) the conversion of a portion of those notes into the TLB 2019, and (ii) the additional issuance of 2021 Notes for an amount of USD 70.7 million on 20 January and 13 March 2017 within the framework of the renegotiation of the charter agreements of the vessels “Viking Vanquish”, “Oceanic Phoenix”, “Pacific Finder” and “Oceanic Champion”
[7]	Annex 4, USD/EUR Reuters exchange rate applicable at midday (Paris time) on 14 June 2017 of 1 euro = USD 1.1206

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4.2	Financing at the level of CGG Holding (US) Inc., indirect subsidiary of the Company

The CGG Holding (US) Inc. company has entered into the following loans:

(i)	a revolving credit facility agreement entitled “Credit Agreement” dated 15 July 2013 for an initial amount of USD 165,000,000, currently drawn in full and repayable at the latest on 15 July 2018 (hereafter the “US RCF”); and

(ii)	a bullet loan agreement entitled “Term Loan Credit Agreement” dated 19 November 2015 for an initial amount of USD 342,122,500, whose outstanding amount is around USD 337,846,000, repayable at the latest on 15 May 2019 (hereafter the “TLB 2019”);

Having specified that those two loans benefit from the same security interests as the French RCF (together with the US RCF and the TLB 2019, the “Secured Loans”) and essentially from the same guarantees, other than the guarantee granted by the Company.

4.3	Funding of the Norwegian Marine Segment

In order to ensure the funding of the acquisition of certain vessels from the CGG Group, CGG Geo Vessels AS has entered into a credit agreement on the 1st of July, 2013 for a total amount of around USD 200,000,000, amended and increased to USD 250,000,000 on 16 December 2014, whose outstanding balance due on 31 December 2016 was USD 190,000,000 (hereinafter the “Nordic Loan”), which was notably guaranteed by the Company as well as secured by security interests over the financed assets (vessels).

In the framework of the restructuring of the marine segment detailed in section B.3., CGG Geo Vessels AS is no longer part of the consolidated perimeter, in such a way that the Nordic Loan is no longer recorded in the financial debt of the group; it being specified that the Company is no longer a guarantor thereof.

5	Main operational guarantees granted by the Company

In addition to the financial indebtedness, the Company has entered into a number of commitments related to the operational guarantees it has granted, including guarantees and counter-guarantees granted by the Company (e.g. performance guarantees, or counter-guarantees for bank guarantees ...) necessary to the group in the framework of its operational activity. These guarantees amounted to approximately Euros 781,896,522.44 on 14 June 2017 (Annex 4).

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B.	Nature and origin of the difficulties encountered and operational restucturing measures implemented

1	A very difficult market

The business volume of the CGG Group is dependent on the level of investments made by its customers in the field of exploration and production (oil and gas), which is directly impacted by the fluctuations in the price of a barrel of crude oil.

However, the price of a barrel has continued to fall since 2013 to reach low levels not anticipated by analysts. Between 2014 and 2015, the price of Brent thus dropped by 45%.

The market conditions remained difficult in 2016 and in the first half of 2017, with no prospect of a short-term recovery.

2	The Strategic Transformation Plan

Given the unprecedented decline in the market since the end of 2013, the CGG Group has implemented a “Strategic Transformation Plan” to address the changing customer demand.

The implementation of this operational restructuring plan, which was completed at the end of 2016, resulted, in particular, in the reshaping of the fleet of owned vessels (from 18 at the end of 2013 to 6 as at March 31, 2017, before the restructuring of the marine branch, as set out below), the repositioning of the group in high value-added market segments, such as the GGR or Equipment division, the departure of 3,700 employees, as well as in an enhanced control of the costs due to a rigorous cash management (64% reduction in marine costs, 54% in overhead costs) and a reduction by more than half of the Group’s investments.

This operational restructuring plan was financed in part by a capital increase in February 2016 for a gross amount of approximately Euros 350,000,000.

3	The restructuring of the marine branch

In a stagnant market, the CGG Group was suffering from overcapacity in marine acquisition, despite the large reduction of its fleet, its needs being of the order of 5 vessels, compared to the 16 vessels to which the group had access in on March 31, 2017 (6 own vessels, 4 vessels held through joint ventures and 6 chartered vessels). In this context, the group had been forced to cold-stack its own vessels, as well as some chartered vessels.

In addition, it appeared that the charter rate of the vessels as agreed at the time of the charter contracts (approximately USD 45,000 per day on average) were well above the market prices (in the order of USD 25,000 per day), it being understood that the group was not able to terminate these contracts under acceptable terms.

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After long discussions started in the summer of 2016, the CGG Group managed to successfully restructure its marine branch as follows:

(i)	Proactive management of certain vessel charter costs

On 20 January 2017, the Company and its indirect subsidiary Exploration Investment Resources II AS (“EIR II”) entered into several agreements with the owners of cold-stacked seismic vessels, namely the Pacific Finder, the Oceanic Phoenix and the Viking Vanquish, in order to significantly reduce the amounts owed under the relevant charter agreements. In exchange, the Company issued a new tranche of 2021 Senior Notes for an amount of USD 58,6 million subscribed by the relevant charter counterparties. With regard to the Pacific Finder, it was returned to its owner, PT Swire Altus Shipping, on 7 March 2017.

On 13 March 2017, a similar agreement was entered into with respect to an operated seismic vessel, the Oceanic Champion. In this context, the Company issued a new tranche of 2021 Senior Notes for an amount of USD 12,1 million which were subscribed by the relevant charter counterparty.

(ii)	Fleet ownership changes

In April 2017, the CGG Group entered into agreements with Eidesvik Shipping AS (“Eidesvik”), the lenders under the Nordic Loan and the lenders under the credit facilities of Eidesvik Seismic Vessels AS (“ESV”) and Oceanic Seismic Vessels AS (“OSV”) (two entities in which the CGG Group previously directly held 49% stakes), which respectively own the Oceanic Vega and the Oceanic Sirius (the “X-bow Vessels”), in order to change the ownership structure of its marine fleet and restructure the related financial obligations under the Nordic Loan (the “Marine Fleet Restructuring”).

Under those new arrangements, Global Seismic Shipping AS (“GSS”), a new company organized under the laws of Norway and 50% owned by the CGG Group (through its subsidiary, EIR II) and 50% owned by Eidesvik, holds (i) CGG Geo Vessels AS (renamed Geo Vessels AS), a subsidiary formerly wholly owned by the CGG Group, and which owns five cold-stacked vessels (Geo Coral (having been re-rigged), Geo Caribbean, Geo Celtic, CGG Alizé and Oceanic Challenger), and (ii) ESV and OSV.

As part of the Marine Fleet Restructuring, the charter agreements for the X-bow Vessels were amended to, among other things, reduce the charter day-rate to a rate in line with the prevailing market rate (approx. USD 25,000 /day) in exchange for an extension of the charter agreements’ duration and payment of a lump sum to ESV and OSV. Through its subsidiary, CGG Services SAS, the CGG Group continues to charter the X-bow Vessels from ESV and OSV, respectively, under the amended charter agreements.

The marine Fleet Restructuring has also enabled the CGG Group to terminate the charter agreement with respect of the Viking Vanquish, which had been cold-stacked, in exchange for a cash payment of a settlement amount to its owner, Eidesvik.

Last, through CGG Services SAS, the CGG Group also entered into an umbrella agreement with Geo Vessels AS to benefit from reduced charter costs in the future, consistent with the current market level, mainly through the re-profiling of the reimbursement schedule of the debt related to the vessels, together with an extension of the vessel employment commitments to ten years through charters of a duration of no more than 12 months.

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The Company provided parent guarantees in respect of the obligations of CGG Services SAS under this umbrella agreement and bareboat charters thereunder (and any of its subsidiaries which enters into a charter under the umbrella agreement) and also under the charter agreements entered into with ESV and OSV.

(iii)	Restructuring of the Nordic Loan

The maturity of the Nordic Loan has been extended by 7.25 years, it being noted that Geo Vessels AS, which has been removed from the consolidated perimeter of the CGG Group, remains borrower thereunder. As a consequence, it is not consolidated anymore, reducing the gross debt of the CGG Group by USD 182.5 million (which corresponds to the principal amount under the Nordic Loan outstanding as at 31 March 2017). Last, the Nordic Loan is no longer guaranteed by the Company or CGG Marine Resources Norge AS.

This restructuring made thus possible to reduce the costs of the vessels charters paid by the CGG Group, to optimize their use and to pool their costs through a company co-owned with the Eidesvik group, and to deconsolidate the Nordic Loan.

4	The necessary financial restructuring

Despite all these operational efforts, it appeared that the CGG Group’s debt was no longer in line with its financial capacities, in a stagnant market that continues to weigh on business volume and prices.

On 14 June 2017, the debt of the Company amounted, excluding guarantees and financial lease, to nearly USD 2,360 million.

The group does not envisage a short-term recovery and expects operating income in 2017 to be close to that achieved in 2016, although with a weaker cash-flow generation.

The multi-client activities, the data processing and the analysis of the reservoirs, around which the market is concentrated today, no longer make it possible in particular to generate sufficient financial leeway in a highly competitive environment and with no prospect of recovery in the short term; in which the CGG Group is suffering and which had to meet major financial deadlines, in the amount of approximately USD 152.2 million8 between May and December 2017:

In this very challenging market, the CGG Group has remained mobilized to continue to offer the best seismic and geophysical engineering services to its clients.

[8]	On the basis of an exchange rate of the European Central Bank as at 31 March 2017 of Euro 1 = USD 1.0691

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C.	The opening of mandat ad hoc proceedings and the agreement in principle reached in this context

1	The appointment of the mandataire ad hoc and the conduct of the negotiations

In this context, the Company began discussions with all stakeholders in their various jurisdictions in order to come to a comprehensive financial restructuring solution aimed at adapting the level of debt and financial expenses of the group to its volume of activities and thus ensure its sustainability.

Given the number of stakeholders, the complexity of the CGG Group’s financial structure and the size of the proposed restructuring, the Company requested, on February 27, 2017, the appointment of a mandataire ad hoc to assist it in its negotiations.

By order of the same day, the President of the Commercial Court of Paris accepted the request of the Company and appointed the SELARL FHB, acting through Maître Hélène Bourbouloux, as mandataire ad hoc for a period of five months, with the mission “to assist the manager of the company SA CGG, whose registered office is Tour Maine Montparnasse, 33 ave du Maine 75015 Paris, registered under number 969 202 241, in its negotiations with the financial partners, as well as with all interested parties, in particular the shareholders, in order to ensure the continuity of the CGG Group” (hereinafter referred to as the “Mandataire Ad Hoc”).

Numerous meetings were held under the aegis of the Mandataire Ad Hoc, in the presence of the main interested parties, namely:

•	The Company;

•	Representatives of a majority of secured lenders under the Secured Loans, directly or indirectly representing 52.7% of the total amount in principal under the Secured Loans (including funds or assets managed by the companies Goldman Sachs, Makuria, Och Ziff and T Rowe Price, it being specified that T Rowe Price is no longer part of it, hereinafter the “Ad Hoc Secured Lender Committee”);

•	Representatives of a group of Senior Noteholders, representing approximately 52.4% of their total amount in principal (including funds managed by the companies Alden Global Capital, LLC, Attestor Capital LLP, Aurelius Capital Management, LP, Boussard & Gavaudan Asset Management, LP, Contrarian Capital Management, L.L.C. and Third Point LLC respectively, hereinafter the “Ad Hoc Senior Noteholder Committee”);

•	One of the representatives of each of the issues (représentant de chacune des masses) of Convertible Bonds; as well as

•	On the one hand the representatives of the two largest shareholders of the Company, Bpifrance Participations and AMS Énergie, holding respectively approximately 9.4% and 8.3% of the total share capital and respectively approximately 10.8% and 8.1% of the Company’s voting rights, and on the other hand the companies DNCA Finance and DNCA Invest (together “DNCA”), long-term institutional partner of the Group which holds 5.5% of the total amount in principal of the Senior Notes, approximately 20.7% of the total amount in principal of the Convertible Bonds, and approximately 7.9% of the share capital and 7.7% of the voting rights of the Company.

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In this context, and although the Company had sufficient cash on hand to make the payments, the Company elected to use the 30-day grace period provided for in the 2020 Senior Notes and 2021 Senior Notes indentures, during which it can suspend the payment of the interest instalments which are due for a maximum period of 30 days. As a consequence, the Company has not paid its interest instalments amounting approximately to Euro 11.75 million and USD 21.3 million which were due respectively on 15 May 2017 and 1 June 2017 under the 2020 Senior Notes and the 2021 Senior Notes. Failure to make such payments of those instalments by the end of such grace period would result in events of default under both indentures, it being specified that the 30-day grace period related to the 2020 Senior Notes ended on 14 June 2017 at midnight.

2	The Agreement in Principle reached within the framework of the Mandat Ad Hoc and the execution of the Lock-up Agreement

On 12 May 2017, the Company informed the market that it had to continue the negotiations with the various groups of creditors and shareholders in order to try and convince them to accept the restructuring proposal which was already supported by some of the creditors (press release dated 12 May 2017, Annex 5).

At the conclusion of long negotiations under the aegis of the Mandataire Ad Hoc, an agreement in principle was eventually reached between the Company, the Ad Hoc Secured Lender Committee, the Ad Hoc Senior Noteholder Committee and DNCA on 1 June 2017 (the “Agreement in Principle”) (Press release dated 2 June 2017, Annex 6).

Such Agreement in Principle was further confirmed, slightly amended and detailed in a lock-up agreement (the “Lock-up Agreement”, Annex 7), signed on 13 June 2017, and whose purpose is also to ensure that the parties will support the implementation of the contemplated restructuring, notably within the framework of a safeguard plan. The signatories of the Lock-up Agreement were in the first instance, and in addition to the Company and some of its subsidiaries, the Ad Hoc Secured Lender Committee, the Ad Hoc Senior Noteholder Committee and DNCA in its capacity as creditor, as it was announced in a press release dated 14 June 2017 (Annex 8).

A Restructuring Support Agreement was also entered into on 13 June 2017 between the Company and DNCA in its capacity as shareholder (the “Restructuring Support Agreement”) (Annex 9). Pursuant to the Restructuring Support Agreement, DNCA has notably undertaken to support the implementation of the contemplated restructuring within the framework of a safeguard plan.

Such Lock-up Agreement, which meets the objectives of reducing the Group’s debt and providing financial flexibility, while preserving its integrity, provides:

(i)	The full equitization of (a) the amounts due under the Senior Notes, except for an amount of USD 86 million; and (b) the amounts due under the Convertible Bonds, except for an amount in euros equivalent to USD 5 million;

(ii)	The exchange of the claims under the existing Secured Loans into 5-year maturity notes with a bullet repayment on maturity; it being specified that a partial upfront pay-down in cash of the Secured Loans is provided, under specific conditions, up to a maximal amount of USD 150 million;

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(iii)	Provision of new money (the “New Money”) up to a maximum amount of USD 500 million.

D.	Opening of the Safeguard Proceedings in order to implement the Lock-up Agreement

1	The opening of Safeguard Proceedings and of the US proceedings

In this context, the Company filed a petition with the Commercial Court of Paris to benefit from safeguard proceedings (hereinafter the “Safeguard Proceedings”), which was opened by ruling dated 14 June 2017 (the “Opening Ruling”) (Annex 10).

Pursuant to the Opening Ruling, the Commercial Court of Paris appointed:

•	Mr. Jean-Pierre Bégon-Lours as Supervising Judge;

•	the SELARL FHB, acting through Maître Hélène Bourbouloux, as judicial administrator with the mission to supervise the debtor in its management (hereinafter the “Judicial Adminitrator”);

•	the SELAFA MJA, acting through Maître Lucile Jouve, as creditors’ representative (hereinafter the “Creditors’ Representative”).

2	The application for recognition of the Safeguard Proceedings in the United States through “Chapter 15” proceedings

Since the Senior Notes are governed by the laws of the State of New York and the courts of such State have jurisdiction over any disputes relating thereto, and while most of its creditors are located in the United States, the Company requested to benefit from the provisions of the Chapter 15 of the US Federal Bankruptcy Code in order to have the effects of the Safeguard Proceedings recognized on the US territory.

Accordingly, the application to have the Safeguard Proceedings recognized through “Chapter 15” proceedings was filed with the U.S. Bankruptcy Court of the Southern District of New York on 14 June 2017 and such application should be examined during the hearing convened on 13 July 2017.

3	The necessary coordinated protection of the foreign guarantor and borrower companies of the CGG Group

The CGG Group is a highly integrated international group, both operationally and financially.

If the Company carries a significant portion of the Group’s financial debt, the US company CGG Holding (US) Inc., which it owns through CGG Holding BV, is the main debtor under the US RCF and the TLB 2019, and guarantor under the French RCF and the Senior Notes. It should be noted that 15 companies in the Group (all of them being foreign companies, and half of them being located in the United States) have guaranteed the obligations of the Company and of CGG Holding (US) Inc. under their financing (among which three under the Senior Notes only), and that the Group’s main assets are pledged to the benefit of creditors under the French RCF, the US RCF and the TLB 2019.

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Thus, the location of debtors and guarantors, the presence of cross-default clauses in the financial documentation and the security interests in place required a comprehensive and coordinated legal protection for the debtor and/or guarantor companies of the CGG Group in order to preserve their value and to make the ongoing restructuring a success.

Within this context, most (non-French) debtors and guarantors applied on 14 June 2017 for the opening of proceedings under Chapter 11 provisions of the Federal Bankruptcy Code before the U.S. Bankruptcy Court of the Southern District of New York, namely CGG Holding BV, CGG Marine BV, CGG Holding I (UK) Ltd, CGG Holding II (UK) Ltd, CGG Holding (US) Inc., CGG Services (US) Inc., Alitheia Resources Inc., Viking Maritime Inc., CGG Land (US) Inc., Sercel Inc., Sercel-GRC Corp, CGG Marine Resources Norge AS, CGG Canada Services Ltd and Sercel Canada Ltd (the “Guarantor Companies under Chapter 11”).

By filing petitions dated 14 June 2017, the Chapter 11 cases under the US Federal Bankruptcy Code were commenced with respect to those companies of the CGG Group.

For the sake of completeness, as Sercel Australia PTY Ltd no longer operates nor has any assets, it has not be placed under “Chapter 11” proceedings. As the case may be, it could be the subject of local insolvency proceedings or of “Chapter 11” proceedings if necessary.

4	Milestones of the Restructuring

The contemplated Restructuring is set out both in this Draft Safeguard Plan with respect to the Company and in the draft “Chapter 11” plans for the Guarantor Companies placed under “Chapter 11” proceedings, which requires that the Safeguard Proceedings and the “Chapter 11” proceedings be coordinated, with a global timetable taking into account the deadlines and constraints of each procedure.

The main forthcoming milestones for the creditors’ and the shareholders’ consultation, then for the sanctioning of the draft plans by the relevant courts, in accordance with the provisions of the Lock-up Agreement and the annexes thereto, should be as follows:

•	28 July 2017:

•	Vote of the committee gathering credit institutions and assimilated entities (hereinafter the “Lenders’ Committee”) on the Draft Safeguard Plan; then

•	Vote of the bondholders’ general meeting (the “BGM”), provided that the Draft Safeguard Plan which has been submitted to the Lenders’ Committee has not been amended;

•	12 October 2017 at the latest: end of the voting period of the classes of creditors affected by the “Chapter 11” draft plans;

•	31 October 2017 at the latest: approval by the Company’s shareholders’ extraordinary general meeting of the necessary resolutions to implement the Safeguard Plan;

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•	7 November 2017 at the latest: approval by the relevant US Court (Bankruptcy Court of the Southern District of New York) of the draft “Chapter 11” plans;

•	7 December 2017 at the latest: sanctioning by the Commercial Court of Paris of the Draft Safeguard Plan;

•	28 February 2018 at the latest: the Restructuring Effective Date, once all the Restructuring transactions (notably including the issuances of the various financial instruments as described in Section 4 of this Draft Safeguard Plan) would have been completed.

This Draft Safeguard Plan details the principles of the proposed Restructuring, as well as the treatment of each type of creditor and shareholder.

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Presentation of the Draft Safeguard Plan

1	Definitions

2020 Notes:	shall have the meaning given to it in the Introduction of this Draft Safeguard Plan (paragraph 4.1 of the Part A. entitled “Presentation of the CGG Group and of the Company”)

2021 Notes:	shall have the meaning given to it in the Introduction of this Draft Safeguard Plan (paragraph 4.1 of the Part A. entitled “Presentation of the CGG Group and of the Company”)

2022 Notes:	shall have the meaning given to it in the Introduction of this Draft Safeguard Plan (paragraph 4.1 of the Part A. entitled “Presentation of the CGG Group and of the Company”)

Accrued Convertible Bond Interest Payment:	means the payment in cash by the Company of the EUR equivalent of an amount of USD 5 million of accrued and unpaid interest in respect of the Convertible Bonds under the conditions described in Section 4.3.3.2 of this Draft Safeguard Plan

Accrued Interest Payments:	means the Accrued Convertible Bond Interest Payment and the Accrued Senior Note Interest Payment

Accrued Senior Note Interest Payment:	means the payment up to an amount of USD 86 million of accrued and unpaid interest in respect of the Senior Notes, it being specified that such payment shall be made in accordance with the choice of each Senior Noteholder either by subscribing to New Second Lien Interest Notes, or in cash over a ten-year period, under the terms described in Sections 4.3.2.2.1 and 4.3.2.2.2 of this Draft Safeguard Plan

Ad Hoc Secured Lender Committee:	shall have the meaning given to it in the Introduction of this Draft Safeguard Plan (paragraph 1 of the part C. entitled “The opening of mandat ad hoc proceedings and the agreement in principle reached in this context”)

Ad Hoc Senior Noteholder Committee:	shall have the meaning given to it in the Introduction of this Draft Safeguard Plan (paragraph 1 of the part C. entitled “The opening of mandat ad hoc proceedings and the agreement in principle reached in this context”)

Additional Intercreditor Agreement:	shall have the meaning given to it in Section 4.3.1.1.(d) of this Draft Safeguard Plan

Agreement in Principle:	shall have the meaning given to it in the Introduction of this Draft Safeguard Plan (paragraph 2 of the part C. entitled “The opening of mandat ad hoc proceedings and the agreement in principle reached in this context”)

Backstop Commitments:	shall have the meaning given to it in Section 4.4.2.(b) of this Draft Safeguard Plan

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Backstop Commitments by Set-Off:	shall have the meaning given to it in Section 4.4.2.(b) of this Draft Safeguard Plan

Backstop Commitments In Cash:	shall have the meaning given to it in Section 4.4.1.(b) of this Draft Safeguard Plan

Backstop Warrants:	means the Warrants granted for free to the Ad Hoc Senior Noteholder Committee as a partial compensation for the Backstop Commitment of the subscription to the issuance of the New Second Lien Notes under the conditions described in Section 4.4.2(b) of this Draft Safeguard Plan

Backstop Warrants Issue:	means the issuance of Backstop Warrants under the conditions described in Section 4.4.2(b) of this Draft Safeguard Plan below

BGM:	shall have the meaning given to it in the Introduction of this Draft Safeguard Plan (paragraph 4 of the part D. entitled “The opening of the Safeguard Proceedings in order to implement the Lock-up Agreement”)

Business Day:	means a day (other than a Saturday or Sunday) on which banks are open for general business in London, Paris and New York

Commitment Period:	means the period of commitment to the New Second Lien Notes which started on 27 June and ended on 7 July 2017

Company:	means CGG S.A.

Company Debt:	means: i. Convertible Bonds; ii. Senior Notes; and iii. Secured Loans

Convertible Bond Claim:	means the amount in principal (in EUR) together with accrued and unpaid interest under the Convertible Bonds as of the Reference Date

Convertible Bondholders:	means the holders of the Convertible Bonds

Convertible Bonds:	shall have the meaning given to it in the Introduction of this Draft Safeguard Plan (paragraph 4.1 of the Part A. entitled “Presentation of the CGG Group and of the Company”)

Coordination Warrants:	means the Warrants granted for free to the Ad Hoc Senior Noteholder Committee in exchange for their coordination role within the negotiation and the Restructuring process under the conditions described in Section 4.6 of this Draft Safeguard Plan

Coordination Warrants Issue:	means the issuance of Coordination Warrants under the conditions described in Section 4.6 of this Draft Safeguard Plan below

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Creditors’ Representative:	shall have the meaning given to it in the Introduction of this Draft Safeguard Plan (paragraph 1 of the part D. entitled “The opening of the Safeguard Proceedings in order to implement the Lock-up Agreement”)

Defaulting Senior Noteholder:	shall have the meaning given to it in Section 4.3.2.1. of this Draft Safeguard Plan

DNCA:	shall have the meaning given to it in the Introduction of this Draft Safeguard Plan (paragraph 1 of the part C. entitled “The opening of mandat ad hoc proceedings and the agreement in principle reached in this context”)

Draft Safeguard Plan:	means this draft safeguard plan and its annexes

Defaulting Convertible Bondholder:	shall have the meaning given to it in Section 4.3.3.1. of this Draft Safeguard Plan

Eligible Senior Noteholders:	shall have the meaning given to it in Section 4.4.2(b) of this Draft Safeguard Plan

Eligibility Reference Date:	shall have the meaning given to it in Section 4.4.2(b) of this Draft Safeguard Plan

Equitization of the Convertible Bond Claim:	means the equitization of the Convertible Bond Claim under the conditions described in Section 4.3.3.1 of this Draft Safeguard Plan

Equitization of the Senior Note Claim:	means the equitization of the Senior Note Claim under the conditions described in Section 4.3.2.1 of this Draft Safeguard Plan

EURIBOR 6 Month Rate	means the Euro interbank offered rate administered by the European Money Markets Institute (or any person which takes over the administration of that rate) for the period of 6 months displayed (i) on page EURIBOR 01 of the Thomson Reuters Screen (or any replacement Reuters page which displays that rate); or (ii) the appropriate page of such other information service which publishes that rate from time to time in place of Reuters. If such page or service ceases to be available, the agent under the French RCF, or the court-appointed trustee supervising the implementation of the Safeguard Plan when the agent will no longer be in charge, may specify another page or service displaying the relevant rate after consultation with the Company.

Excluded Guarantors:	shall have the meaning given to it in Section 4.3.1.1.(d) of this Draft Safeguard Plan

French RCF:	shall have the meaning given to it in the Introduction of this Draft Safeguard Plan (paragraph 4.1 of the Part A. entitled “Presentation of the CGG Group and of CGG S.A. (the “Company”)”)

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Group:	means the Company and its subsidiaries

Guarantor Companies under Chapter 11:	shall have the meaning given to it in the Introduction of this Draft Safeguard Plan (paragraph 3 of the Part D. entitled “Opening of the Safeguard Proceedings in order to implement the Lock-up Agreement”)

Historic Shareholders:	mean all the holders of Shares entitled to receive the preferential subscription rights relating to Rights Issue with DPS

Intercreditor Agreement:	shall have the meaning given to it in paragraph (d) of the Section 4.3.1.1. of this Draft Safeguard Plan

Judicial Administrator:	shall have the meaning given to it in the Introduction of this Draft Safeguard Plan (paragraph 1 of the part D. entitled “The opening of the Safeguard Proceedings in order to implement the Lock-up Agreement”)

Lenders’ Committee:	shall have the meaning given to it in the Introduction of this Draft Safeguard Plan (paragraph 4 of the part D. entitled “The opening of the Safeguard Proceedings in order to implement the Lock-up Agreement”)

LIBOR 6 Month Rate:	means the London interbank offer rate administered by the ICE Benchmark Administration Limited (or any other person which takes over the administration of that rate) for the relevant currency and for the period of 6 months displayed (i) on pages LIBOR 01 or LIBOR 02 of the Thomson Reuters screen (or any replacement Reuters page which displays that rate), or (ii) the appropriate page of such other information service which publishes that rate from time to time in place of Reuters. If such page or service ceases to be available, the agent under the French RCF, or the court-appointed trustee supervising the implementation of the Safeguard Plan when the agent will no longer be in charge, may specify another page or service displaying the relevant rate after consultation with the Company

Lock-up Agreement:	shall have the meaning given to it in the Introduction of this Draft Safeguard Plan (paragraph 2 of the part C. entitled “The opening of mandat ad hoc proceedings and the agreement in principle reached in this context”)

Mandataire Ad Hoc:	shall have the meaning given to it in the Introduction of this Draft Safeguard Plan (paragraph 1 of the part C. entitled “The opening of mandat ad hoc proceedings and the agreement in principle reached in this context”)

New First Lien Secured Notes:	means the New First Lien Secured Notes issued in favour of holders of Secured Loans in exchange of their claims, as described in Section 4.3.1.1 of this Draft Safeguard Plan

New Money:	means the USD 375 million gross cash proceeds of the New Second Lien Notes Issue plus the EUR equivalent of USD 125 million of the Rights Issue with PSR

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New Second Lien Interest Notes:	means the New Second Lien Interest Notes issued in favour of the Senior Noteholders under the conditions described in Section 4.3.2.2.1 of this Draft Safeguard Plan

New Second Lien Notes:	means the New Second Lien Notes, the subscribers of which will be allocated Warrants #3 as described in Section 4.4.2 of this Draft Safeguard Plan below

New Second Lien Notes Issue:	means the issuance of New Second Lien Notes under the conditions described in Section 4.4.2 of this Draft Safeguard Plan below

Nordic Loan:	shall have the meaning given to it in the Introduction of this Draft Safeguard Plan (paragraph 4.3 of the Part A. entitled “Presentation of the CGG Group and of CGG S.A. (the “Company”)”)

Opening Ruling:	shall have the meaning given to it in the Introduction of this Draft Safeguard Plan (paragraph 1 of the part D. entitled “The opening of the Safeguard Proceedings in order to implement the Lock-up Agreement”)

Outstanding Amount:	shall have the meaning given to it in Section 4.3.1.1.(d) of this Draft Safeguard Plan

Private Placement Agreement:	shall have the meaning given to it in Section 2 of this Draft Safeguard Plan

Qualified Investors:	shall have the meaning given to it in the Section 4.4.2(b) of this Draft Safeguard Plan

Reference Date:	means the last day of the subscription period of the Rights Issue with PSR (as set out by the Company)

Remaining Amount of the Convertible Bond Claim:	shall have the meaning given to it in Section 4.3.3.1. of this Draft Safeguard Plan

Remaining Amount of the Senior Note Claim:	shall have the meaning given to it in Section 4.3.2.1. of this Draft Safeguard Plan

Restructuring:	means the whole balance sheet restructuring transactions of the Company and its subsidiaries contemplated in this Draft Safeguard Plan

Restructuring Effective Date:	means the date on which all the transactions contemplated under the Restructuring (including the issuance of all the financial instruments described in this Draft Safeguard Plan) will be completed, irrespective of whether the challenge periods have expired

Restructuring Equity Steps:	means the allocation of Warrants #1, the Rights Issue with PSR (including the issuance of Warrants #2), the Equitization of the Convertible Bond Claim, the Equitization of the Senior Note Claim, the Coordination Warrants Issue and the Backstop Warrants Issue

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Restructuring Steps:	mean the Share Capital Reduction, the Restructuring Equity Steps as well as the exchange of claims under the Secured Loans into claims under New First Lien Secured Notes

Restructuring Support Agreement:	shall have the meaning given to it in the Introduction of this Draft Safeguard Plan (paragraph 2 of the part C. entitled “The opening of mandat ad hoc proceedings and the agreement in principle reached in this context”)

Rights Issue with PSR:	means the rights issue with preferential subscription rights (PSR) to the benefit of the Historical Shareholders (augmentation de capital avec maintien du droit préférentiel de souscription) by way of issuance of new Shares with Warrants #2 (bons de souscription d’actions) pursuant to Section 4.4.1 of this Draft Safeguard Plan

Rollover Fee:	shall have the meaning given to it in Section 4.3.1.1.(d) of this Draft Safeguard Plan below

Safeguard Plan:	means the Draft Safeguard Plan, as sanctioned by the forthcoming judgment of the Commercial Court of Paris

Safeguard Proceedings:	shall have the meaning given to it in the Introduction of this Draft Safeguard Plan (paragraph 1 of the part D. entitled “The opening of the Safeguard Proceedings in order to implement the Lock-up Agreement”)

Shares:	mean ordinary shares of the Company. (As of 31 May 2017, the issued share capital of the Company was €17,706,519.20 divided into 22,133,149 ordinary shares, with a nominal value of €0.80)

Share Capital Reduction:	means the share capital reduction of the Company not justified by losses (non motivée par des pertes) by way of reduction of the nominal value under the conditions described in Section 4.5.1 of this Draft Safeguard Plan

Senior Notes:	shall have the meaning given to it in the Introduction of this Draft Safeguard Plan (paragraph 4.1 of the Part A. entitled “Presentation of the CGG Group and of the Company”)

Senior Note Claim:	means the amount in principal together with accrued interest under the terms and conditions of the Senior Notes which would be unpaid under the Senior Notes as of the Reference Date

Senior Noteholders:	means the holders of the Senior Notes

Secured Lenders:	means the Company Debt holders under: i. French RCF; ii. TLB 2019; and iii. US RCF

Secured Loans:	means the French RCF, the TLB 2019 and the US RCF

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TARGET Day:	means any day on which the Trans-European Automated Real-time Gross Settlement Express Transfer payment system (or “TARGET 2”) which utilises a single shared platform, is open for the settlement of payments in euro

Termed Out French RCF Lenders:	shall have the meaning given to it in Section 4.3.1.2 of this Draft Safeguard Plan

TLB 2019:	shall have the meaning given to it in the Introduction of this Draft Safeguard Plan (paragraph 4.2 of the Part A. entitled “Presentation of the CGG Group and of CGG S.A. (the “Company”)”)

Upfront Pay Down:	shall have the meaning given to it in Section 4.3.1.1.(a) of this Draft Safeguard Plan

US Holding:	means CGG Holding (U.S.) Inc.

US RCF:	shall have the meaning given to it in the Introduction of this Draft Safeguard Plan (paragraph 4.2 of the Part A. entitled “Presentation of the CGG Group and of CGG S.A. (the “Company”)”)

Warrants:	means Share warrants (bons de souscription d’actions) giving the right to subscribe to Shares newly issued by the Company

Warrants #1:	means the Warrants granted for free to the Historical Shareholders pursuant to the terms set out in Section 4.5.2 of this Draft Safeguard Plan

Warrants #2:	means the Warrants (i) attached to the new Shares issued in the framework of the Rights Issue with PSR or at the election of the Company, (ii) issued simultaneously with the new Shares issued in the framework of the Rights Issue with PSR pursuant to the terms described in Section 4.4.1 of this Draft Safeguard Plan

Warrants #3:	means the Warrants (bons de souscription d’actions) issued simultaneously with the New Second Lien Notes pursuant to the terms described in Section 4.4.2(a) of this Draft Safeguard Plan

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2	Objectives pursued by the Draft Safeguard Plan as set out by the Lock-up Agreement

This Draft Safeguard Plan meets the needs to achieve a reduction of the CGG Group’s debt and of financial flexibility, while preserving its integrity.

It relies on the following three main principles, detailed in the sections 4.3 and 4.4 hereinafter, i.e.:

•	Full equitization of (i) the amounts due under the Senior Notes, except for an amount of USD 86 million corresponding to a portion of the accrued interest under those Senior Notes; and (ii) the amounts due under the Convertible Bonds, except for an amount in euros equivalent to USD 5 million;

•	The “exchange” of the claims under the Secured Loans (other than the interest and fees which shall be paid in cash and the Upfront Pay Down (as defined below)) into 5-year maturity notes with a bullet repayment on maturity, governed by New York law and issued by CGG Holding (US) Inc., with an interest rate, set definitively and based on a floating component (LIBOR) and, with respect to the PIK part, a component based on the aggregate principal amount outstanding on the Restructuring Effective Date, which shall be of 7.5% minimum; it being specified that a partial upfront pay-down in cash of the Secured Loans is also provided, under specific conditions, up to a maximum amount of USD 150 million;

•	Provision of New Money up to a maximum amount of USD 500 million broken down as follows:

(i)	for an amount in euros equivalent to USD 125 million, by way of a share capital increase, with preferential subscription rights maintained, which may be subscribed by Historical Shareholders. The Warrants #2 will be, at the election of the Company, either (i) attached to the new shares to be issued within the framework of such share capital increase and immediately detached after their issuance, or (ii) issued simultaneously to the new Shares issued within the framework of such share capital increase and allocated for free to the Historical Shareholders. The subscription to the share capital increase is backstopped by DNCA for the equivalent in euros of USD 80 million, and then, for the remaining part, at the election of the Company, by other significant shareholders which would have executed a restructuring support agreement no later than 21 days prior to the shareholders’ general meeting, and last, for any remaining amount, by the Senior Noteholders by way of set-off with the claims they hold against the Company under the Senior Notes[9];

(ii)	for an amount of USD 375 million, by way of New Second Lien Notes it being specified that the subscribers of such notes will be simultaneously allocated Warrants #3. The subscription of those New Second Lien Notes is backstopped in full and in cash by the Ad Hoc Senior Noteholder Committee.

[9]	The amounts in euros will be calculated based on the Reuters USD/EUR exchange rate applicable: midday (Paris time) on 14 June 2017, i.e. €1 = USD 1,1206.

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The terms and conditions of such issuance are detailed in a private placement agreement (the “Private Placement Agreement”), the execution of which was authorised by order of the supervising judge dated 23 June 2017.

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3	Description of the industrial and social aspects of the Draft Safeguard Plan

As described in paragraphs B.2. and B.3. of the Introduction, the industrial restructuring of the Company and the Group has already been implemented:

•	within the framework of the “Strategic Transformation Plan” (which implied, as a reminder, the reduction of the Group’s headcounts by 3,700 persons, an enhanced control of the costs and a reduction by more than half of the Group’s investments) whose completion occurred at the end of 2016, as well as

•	through the restructuring of the Group’s marine branch, implemented during the first half of 2017.

Therefore, the Draft Safeguard Plan does not provide for industrial or social measures.

4	Description of the financial aspect of the Draft Safeguard Plan

4.1	Summary of the Company’s liabilities as at the Opening Ruling

AS at the day of the Opening Ruling of the Safeguard Proceedings, i.e. on 14 June 2017, the summary of the Company’s liabilities was established as follows:

Liability	Aggregate principal amount excluding accrued interest (as at 06/14/2017)	Guarantees and securities
“Bank” liabilities
French RCF (USD)	160,000,000 USD i.e. 142,780,653.22 EUR*	Guarantees and security interests
French RCF (EUR)	124,600,000 EUR	Guarantees and security interests
Bondholders liabilities
2020 Senior Notes	400,000,000 EUR	Guarantees
2021 Senior Notes	675,625,000 USD i.e. 602,913,617.70 EUR*	Guarantees
2022 Senior Notes	419,636,000 USD i.e. 374,474,388.72 EUR*	Guarantees
2019 Convertible Bonds	34,933,351.68 EUR	/.
2020 Convertible Bonds	325,165,550.10 EUR	/.
Liabilities with respect to guarantees granted
US RCF	161,933,711 USD i.e. 144,506,255.58 EUR*	Guarantees and security interests
TLB 2019	337,845,968.75 USD i.e. 301,486,675.66 EUR*	Guarantees and security interests
Leasing
Massy Leasing	50,246,029.25 EUR	/.
Operating liabilities
Operating guarantees	781,896,522.44 EUR	/.
Suppliers liabilities	396,779.69 EUR	/.
Other liabilities	19, 824,308 EUR	/.
Intra-group liabilities
Tax integration	283,963,695 EUR	/.
TOTAL	3,587,187,827.94 EUR

*	Reuters USD/EUR exchange rate applicable: midday (Paris time) on 14 June 2017, i.e. €1 = USD 1,1206.

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4.2	General Principles

4.2.1	Currency conversions

It is specified that, pursuant to article L.622-25 of the French Code de commerce, and unless otherwise indicated, any claim against the Company in foreign currency will be converted, for the purposes of this Draft Safeguard Plan, in euros on the basis of the Reuters USD/EUR exchange rate applicable at midday (Paris time) on 14 June 2017, i.e. €1 = USD 1.1206. In addition, the amounts in US dollars which shall be converted into euros (notably the amount of the Rights Issue with PSR, the subscription price thereto, the exercise price of the Warrants, etc.) will be converted based on such rate, unless otherwise provided hereinafter.

4.2.2	Company’s liabilities included in the Draft Safeguard Plan

(a)	Liabilities affected by the Draft Safeguard Plan

The Draft Safeguard Plan provides for amendments of the repayment terms of the claims held by the creditors under the following debts:

•	French RCF;

•	Senior Notes;

•	Convertible Bonds;

•	Guarantees of the US RCF and TLB 2019; and

•	Guarantees granted by the Company for the repayment of the amounts under the US RCF and the TLB 2019; and

•	The guarantees granted by the Guarantor Companies under Chapter 11 under the French RCF and/or the US RCF and the TLB 2019 and/or the Senior Notes; it being specified that the subrogation claims of the Guarantor Company(ies) under Chapter 11 which would have paid interest, fees or any amount under the French RCF during the observation period and until the Restructuring Effective Date will be termed-out according to the repayment schedule set out in Section 4.3.1.2. below and shall not benefit from any security interest or guarantee.

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(b)	Liabilities not affected by the Draft Safeguard Plan

The Draft Safeguard Plan does not provide for amendments to the repayment terms of certain creditors, or provides for a full repayment in cash of their claims upon sanctioning of the safeguard plan subject to the admission of their claims, namely the creditors under:

•	The tax integration;

•	The operational Guarantees;

•	The Financial Lease;

•	- The suppliers’ liabilities; and

•	The intra-group liabilities (except the claims of the Guarantor Companies under Chapter 11 under the guarantees mentioned above), it being specified that the intragroup claims, whose final maturity is 31 December 2018 will not be amended, will still be repaid in accordance with the contractual provisions in force as at the Opening Ruling; the pursuing and/or reactivating, after the judgment sanctioning the Safeguard Plan, a cash-pooling may result in purely technical intra-group flows.

Thus, those creditors will not participate in the vote on the Draft Safeguard Plan within the Lenders’ Committee, the BGM or in the main suppliers’ committee, pursuant to articles L.626-30-2 and L.626-32 of the French Code de commerce, and will not be consulted by the Creditors’ Representative within the individual consultation process in accordance with article L.626-5 of the French Code de commerce.

As regards the operational guarantees granted by the Company, it is further specified that they shall be honoured only if they are called in accordance with the applicable contractual terms and conditions.

4.2.3	Constitution of the creditors’ committees

Given the criteria set forth in articles L.626-29 and R.626-52 of the French Code de commerce, that the Company fulfils, the Lenders’ Committee and the BGM have been mandatorily constituted.

Since the Draft Safeguard Plan does not provide for amendments to the payment terms of the Company’s suppliers, or since the Company intends to fully repay in cash their claims upon sanctioning of the Safeguard Plan subject to the admission of their claims, the suppliers’ committees will be constituted but its members will not vote upon the Draft Safeguard Plan pursuant to article L.626-30-2 of the French Code de commerce.

By order of the supervising judge to the Safeguard Proceedings of the Company dated 21 June 2017, the period of time between the transmission of the Company’s Draft Safeguard Plan to the creditors who are members of the Lenders’ Committee and the Lenders’ Committee vote has been reduced to 15 days.

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4.3	Terms and conditions of the discharge of liabilities of each type of financial creditors

4.3.1	Treatment of the liabilities under the French RCF

As a preliminary comment, it is specified that pursuant to US law obligations, the Guarantor Companies under Chapter 11 have requested from the United States Bankruptcy Court of the Southern District of New York the issuance of a Final Cash Collateral Order validating, among other things, their commitment to pay, as and when due, the interest and fees contractually due under the French RCF; any amount remaining due and unpaid shall be paid in cash by the Company or the Guarantor Companies under Chapter 11, upon the Restructuring Effective Date.

It being reminded, the Draft Safeguard Plan of the Company provides that each creditor under the French RCF will be able to choose between the two options for the repayment of its claim detailed hereinbelow, except the Guarantor Companies under Chapter 11 under their subrogation claims referred to in Section 4.2.2.(a) which shall be termed-out according to the repayment schedule applying to the claims under the French RCF treated under Option 2 and shall not benefit of any security interest or guarantee.

For the sake of completeness, it is also specified that the Company will be entitled to repay in cash the full (and not partial) amount of the claims due under the French RCF within the framework of a refinancing transaction which would occur between the ruling sanctioning the Safeguard Plan and the Reference Date at the latest; it being specified that the claims remaining due under the US RCF and the TLB 2019 shall then be fully repaid (and by no means partially) simultaneously in cash within the “Chapter 11” plans.

4.3.1.1.	Option 1: “Exchange” of the claims under the French RCF into New First Lien Secured Notes, except for the portion of the claims which will be subject to the Upfront Pay Down

Except the portion of the claims which will be subject to the Upfront Pay Down detailed in paragraph (a) below and the amount of interest and fees which may be due upon the Restructuring Effective Date which shall be paid in cash, the remaining amount of the claims held by the creditors under the French RCF shall be exchanged into New First Lien Secured Notes, to be issued by US Holding and whose terms and conditions are detailed in paragraph (b) below.

(a)	Upfront Pay Down

The claims in principal under the Secured Loans (with respect to the French RCF, only the portion subject to Option 1), will be partially repaid in cash on the Restructuring Effective Date, on a pari passu and pro rata basis of all claims in principal under the Secured Loans (except the portion of the French RCF subject to Option 2), up to a maximum amount of USD 150 million, out of the proceeds of the New Money in excess of USD 250 million (net of backstop and commitment fees and other fees related to the Rights Issue with PSR and the New Second Lien Notes Issue) as detailed in Section 4.4 below (the “Upfront Pay Down”).

It is however further specified that the creditors under the French RCF (i) who would not choose Option 1 entailing the conversion of their claims into New First Lien Secured Notes, but would choose Option 2, (ii) who would not vote or (iii) who would fail to make the necessary arrangements to benefit from Option 1 without any possibility to remedy it as detailed in paragraph (c) below, will not be entitled to receive any portion of the Upfront Pay Down.

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(b)	Terms and conditions of the exchange

The “exchange” of the claims under the French RCF into New First Lien Secured Notes will occur as follows:

•	Issuance of New First Lien Secured Notes by US Holding, which will be subscribed by the Company for an amount equal to the claims under the French RCF subject to Option 1 (converted, for the portion in euros, into USD based on the exchange rate detailed below), after deduction of the portion thereof which will be subject to the Upfront Pay Down; the subscription price will be paid by way of set-off with a portion of the intercompany claim held by the Company against US Holding under various intragroup loans and advances (the total amount of such intragroup claim being approximately USD 433.88 million as at 14 June 2017) (Annex 11);

•	The New First Lien Secured Notes will be contributed by the Company to those creditors under the French RCF which will have chosen the Option 1, as repayment of their claims, which will be definitively extinguished.

(c)	Treatment of the creditors who would have chosen Option 1 but who would be defaulting thereunder for any reason

It is specified, with respect to the terms and conditions of the transfer of the New First Lien Secured Notes which should be allocated to the creditors under the French RCF who would have chosen Option 1 but would be defaulting, that:

(i)	The Judicial Administrator will have the power to perform any act which would be necessary to the implementation of such transfer pursuant to article L.626-24 of the French Code de commerce;

(ii)	The court-appointed trustee supervising the implementation of the Safeguard Plan will be entitled to hold, on an assigned account, the New First Lien Secured Notes and/or any sum in connection therewith, for the account of those creditors; and

(iii)	The company may request the appointment of a mandataire ad hoc with any mission in connection with the New First Lien Secured Notes.

However, in the event where such default could not be remedied by the Judicial Administrator / the court-appointed trustee supervising the implementation of the Safeguard Plan / the mandataire ad hoc, then such creditors shall be treated pursuant to Option 2 below.

For the sake of completeness, it is specified that the claims under the US RCF and the TLB 2019 will be (subject to payment in cash of the interest, costs, fees and the Upfront Pay Down) fully converted / exchanged / contributed as part of the subscription of the New First Lien Secured Notes within the framework of the Chapter 11 plan and the guarantee claims against the Guarantor Companies under Chapter 11 will be released, cancelled and discharged.

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(d)	Terms and conditions of the New First Lien Secured Notes

•	Notes governed by New York law, issued on a pari passu and pro rata basis of the principal amount of the Secured Loans, after deduction of the Upfront Pay Down out of the New Money proceeds as well as of the amount of the claims under the French RCF for which Option 2 has been chosen. Any accrued and unpaid interest and fees in respect of the Secured Loans as at the Restructuring Effective Date shall be repaid in cash on such date, it being specified that no default interest shall apply;

•	Issuer: US Holding;

•	Currency: USD;

•	Maturity: 5 years after the Restructuring Effective Date;

•	Repayment: Bullet repayment on maturity, excluding mandatory or optional redemption event provided in the relevant documentation;

•	Coupon:

(i)	floating LIBOR (subject to a floor of 100 bps) plus 650 bps per annum in cash; and

(ii)	PIK interest, the rate thereof is definitively set on the Restructuring Effective Date, based on the aggregate principal amount outstanding under the New First Lien Secured Notes immediately following the Restructuring Effective Date after taking into account the Upfront Pay Down (the “Outstanding Amount”), defined as follows:

•	2.50% per annum PIK if the Outstanding Amount is greater than or equal to USD 700 million;

•	between 1.25% and 2.5% per annum PIK if the Outstanding Amount is equal to or greater than USD600 million but less than USD700 million; and

•	between 0% and 1.25% per annum PIK if the Outstanding Amount is equal to or greater than USD 500 million but less than USD 600 million.

No PIK interest will be due if the Outstanding Amount is less than USD 500 million.

Coupon shall be paid or capitalised (as applicable) on a quarterly basis, commencing on the date that falls 3 months after the Restructuring Effective Date.

•	Redemption:

•	Optional redemption by the Issuer:

(aa)	New First Lien Secured Notes will be fully, redeemable (excluding any partial redemption) at par without any fee; (it being specified that any early repayment made as from three months of the Restructuring Effective Date and up to the date that falls 6 months after the Restructuring Effective Date will result in the payment of the Rollover Fee) for a 6-month period as from the Restructuring Effective Date;

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(bb)	New First Lien Secured Notes will be redeemable, from the date that falls 6 months and 1 day after the Restructuring Effective Date to the date that falls 36 months after the Restructuring Effective Date, only subject to the payment by the Company of a customary make whole fee, the terms of which are detailed in the indenture of the New First Lien Secured Notes (Annex 11);

(cc)	From the first day following the expiry of a 36 month period after the Restructuring Effective Date onwards, the New First Lien Secured Notes are fully or partially redeemable at par without any fee;

•	Mandatory redemption at par under the terms described in the indenture of the New First Lien Secured Notes attached in Annex 11;

•	Security interests and guarantees granted:

•	The guarantees granted under the New First Lien Secured Notes will be the same as those existing under the Secured Loans, which will be released in accordance with Section 4.3.1.3. below, save that the following companies will not be guarantors: CGG Marine Resources Norge AS, CGG Holding I UK, CGG Holding II UK, Sercel Inc. and Sercel GRC-Corp (the “Excluded Guarantors”);

•	The security interests granted under the New First Lien Secured Notes will be the same as those existing under the Secured Loans, subject to a few adjustments notably (i) a release of the security interests granted by the Excluded Guarantors, (ii) release of the security interests granted over the streamers and other marine equipment granted by CGG Marine B.V., (iii) pledge of the shares of CGG Marine Resources Norge AS and, to the extent owned by the other Guarantor Companies under Chapter 11, shares of Excluded Guarantors; (iv) bank accounts and securities accounts control agreements (other than in respect of (A) payroll accounts and withholding tax accounts, (B) escrow, fiduciary and trust accounts to the extent held for other persons and (C) accounts below a certain threshold) in the United States; and (v) security interests over intellectual property of the Company, the Guarantor Companies under Chapter 11 and Sercel Autralia PTY Ltd., registered in the United States.

•	Intercreditor agreement: an intercreditor agreement will be entered into between notably the New First Lien Secured Notes holders, the New Second Lien Notes holders and the New Second Lien Interest Notes holders providing for the treatment of the guarantees and security interests between those creditors the main terms of which are attached in Annex 19 (the “Intercreditor Agreement”); [it being specified that another intercreditor agreement will be entered into between the New First Lien Secured Note holders and the Termed Out French RCF Lenders, the main terms of which are attached in Annex 20 (the “Additional Intercreditor Agreement”);

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•	Rollover Fee: if the New First Lien Secured Notes have not been refinanced in full on or before the date that falls 3 months after the Restructuring Effective Date, an additional PIK fee (the “Rollover Fee”) will be paid to the creditors under the New First Lien Secured Notes in the amount that represents 3% of the principal amount of the New First Lien Secured Notes issued on or before the Restructuring Effective Date, after taking into account the Upfront Pay Down;

•	Listing: the New First Lien Secured Notes will be listed on the Euro MTF of the Luxembourg Stock Exchange;

•	Full implementation date: The Restructuring Effective Date;

•	Exchange rate: the USD amount of the claims in respect of the euro drawings under the French RCF will be calculated using the Reuters EUR/USD exchange rate applicable as at midday (CET) five Business Days prior to the exchange of the French RCF into New First Lien Secured Notes.

•	Final documentation: attached in Annex 11 is the draft of the single indenture in respect of the New First Lien Secured Notes, subject to technical and administrative amendments which could be made thereto.

4.3.1.2.	Option 2: Repayment of the claims under the French RCF over a ten-year period

•	The creditors under this Option 2 shall have their principal and interest claims under the French RCF termed out over ten years as from the judgment sanctioning the Safeguard Plan (hereinafter the “Termed Out French RCF Lender”), it being specified that no default interest shall accrue on the amounts which would be due during the enforcement of the Safeguard Plan.

•	The repayment schedule of the claims, as admitted, in principal and interest under the termed out French RCF will thus be amended as follows:

•	1% per annum in years 1 and 2;

•	5% per annum in years 3 to 9 included;

•	63% in year 10;

•	It is specified that, for the purpose of paying the instalments under the Safeguard Plan or under the administration of the Additional Intercreditor Agreement, the Company will provide the court-appointed trustee supervising the implementation of the Safeguard Plan and/or the collateral agents with the up-to-date list of the Termed Out French RCF Lenders, which shall prevail,

•	The applicable floating interest rate shall be calculated on the basis of the EURIBOR 6 Month Rate or the LIBOR 6 Month Rate (each with a floor of 1% per annum) plus 5.5% per annum (i.e. the margin and utilization fee provided for in the French RCF, as amended by the waiver letters dated 22 December 2016 and 31 March 2017). For the sake of completeness, the exact amount due on each payment date of the instalment will be recalculated based on the EURIBOR 6 Month Rate as determined 2 TARGET Days prior to each interest period for the amounts in euros or, for the amounts in USD, based on the LIBOR 6 Month Rate determined 2 Business Days prior to each interest period;

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•	The unpaid interest shall not be capitalized;

•	The annual interest will be paid by the court-appointed trustee supervising the implementation of the Safeguard Plan;

•	The existing security interests and guarantees will be released as detailed in Section 4.3.1.3.; whereas the Termed Out French RCF Lenders will immediately benefit, on a pari passu basis, from the same security interests and guarantees than those granted under the New First Lien Secured Notes as described in paragraph 4.3.1.1(d) hereinabove , up to the amount of the claims under the French RCF subject to the Option 2, and subject to, and under the express condition of the execution by each Termed Out French RCF Lender of the Intercreditor Agreement and the Additional Intercreditor Agreement and of any document related to such security interests and guarantees and which could reasonably be required;

It is specified that the Termed Out French RCF Lenders will not have any vote under the Additional Intercreditor Agreement, except for any decision which (i) would result in an amendment to the ranking of their claims in comparison with those under the New First Lien Secured Notes, or (ii) would result in the release, with respect to the Termed Out French RCF Lenders only, of any security interest benefitting to the creditors under the New First Lien Secured Notes;

•	It is further specified that Termed Out French RCF Lenders will not be entitled to receive any portion of the Upfront Pay Down;

•	The claims held by the Termed Out French RCF Lenders shall be governed solely by the provisions of the Safeguard Plan, any necessary guarantee or security interest documentation relating thereto and the Additional Intercreditor Agreement, the agency agreements being terminated upon the Restructuring Effective Date;

•	As from the judgment sanctioning the Safeguard Plan, any assignment of a claim under the French RCF shall be made pursuant to articles 1321 et seq. of the French Code civil;

•	In the event of a refinancing of the New First Lien Secures Notes as detailed in Section 4.3.1.1. above:

•	The Termed Out French RCF Lenders undertake to cooperate with all the parties, including the execution of any document required to implement this new secured debt or to share the security interests or guarantees on a pari passu basis; and

•	Subject to the refinancing of all such New First Lien Secured Notes, the Company reserves the possibility to make an early repayment of the amounts still due to the Termed Out French RCF Lenders.

•	It is reminded that the subrogation claims held by the Guarantor Companies under the French RCF shall only be subject to Option 2. It is also expressly provided that such claims could be offset, as the case may be, with any claim held by the Company against the Guarantor Companies which shall be deemed, for such purpose, due and payable (créances liquides et exigibles); it being specified that such claims shall not, in any event, benefit from any guarantee and security interest.

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4.3.1.3.	It is specified that, for the purposes of the treatment of the liabilities under the French RCF, the Safeguard Plan shall entail release of all the existing guarantees and security interests granted by the Company to secure the French RCF upon the Restructuring Effective Date; the collateral agent being expressly authorised to execute any document necessary to such releases.

It is further specified that the “Chapter 11” plans of the Guarantor Companies under Chapter 11 shall provide the release of the security interests and guarantees granted by such companies under the French RCF.

4.3.1.4.	Within the framework of the Lenders’ Committee, the creditors will be asked (i) to vote on the Draft Safeguard Plan on the one hand, and (ii) for those creditors under the French RCF who would have voted in favour of the Draft Safeguard Plan, to choose between Option 1 and Option 2 on the other hand.

In addition to the creditors woho would have chosen Option 2, the creditors under the French RCF which (i) would have voted against the Draft Safeguard Plan, (ii) would not have voted, (iii) who would not have made a choice between the two Options, as well as (iv) those who would have chosen Option 1 and their default could not be remedied will be deemed to have chosen Option 2.

It is specified that after the vote of the Lenders’ Committee, the Company will be entitled, at its sole discretion, to offer to the creditors under the French RCF subject to Option 2 the possibility to choose Option 1, during a 10 Business Day period prior to the Reference Date.

In any event, should a creditor under the French RCF which has chosen Option 1 or Option 2 assign its claim, then its initial choice shall be binding on the successive assignees of such claim, subject to the foregoing.

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4.3.2        Treatment of the liabilities under the Senior Notes

4.3.2.1.    Principle of treatment of the Senior Note Claim

The full amount of the Senior Note Claim (including the accrued interest pursuant to the terms and conditions of the Senior Notes which would be unpaid as at the reference Date, except (i) an amount of USD 86 million corresponding to the Accrued Senior Note Interest Payment and (ii) as the case may be any amount which would have been used to subscribe to the Rights Issue with PSR in accordance with Backstop Commitment by Set-Off taken by the Senior Noteholders, will be converted into new Shares to be issued through a reserved share capital increase to the benefit to the Senior Noteholders.

The main characteristics of such reserved share capital increase are as follows:

•	Issuer: Company;

•	Instruments to be issued: new Shares which will be assimilated to the existing Shares as from their issuance date (jouissance courante);

•	Amount of the share capital increase (including share premium): aggregate amount of the Senior Note Claim, reduced as the case may be by (i) any amount used to subscribe for the Rights Issue with PSR pursuant to the Senior Noteholders’ Backstop Commitment by Set-Off, and (ii) the amount of the Accrued Senior Note Interest Payment (hereinafter the “Remaining Amount of the Senior Note Claim”);

•	Issue price per Share (including share premium): EUR equivalent to USD 3.50, irrespective of the trading price of the Shares;

•	Beneficiaries: Senior Noteholders on the Reference Date;

•	Payment of subscription price: by way of set off against the Remaining Amount of the Senior Note Claim. It is further specified that the portion of the Remaining Amount of the Senior Note Claim of each Senior Noteholder will become due and payable (créances certaines, liquides et exigibles) on the completion date of the issuance of the new Shares resulting from the Equitization of the Remaining Amount of the Senior Note Claim, for an amount equal to the total amount of subscription of the relevant Senior Noteholder, in order to release the full subscription by way of set-off with the claim of a same amount that the Senior Noteholder holds against the Company;

•	Settlement: for the purpose of the settlement transactions:

•	The Senior Noteholders will provide all required information (including the ownership certificates), will make all the necessary declarations and will take any necessary step required by the Company (including notably the transfer of the Senior Notes to a Euroclear/Clearstream account and blocking their Senior Notes in accordance with the instructions given by the Company) in order to enable the equitization of the Remaining Amount of the Senior Note Claim as well as the settlement of the new Shares resulting from this equitization. In case certain Senior Noteholders would fail to take any step enabling this equitization and the settlement (the “Defaulting Senior Noteholders”), the new Shares to be allocated to the Defaulting Senior Noteholder would be issued on an account opened with the Caisse des Dépôts et Consignations in the name of the court-appointed trustee supervising the implementation of the Safeguard Plan. The Defaulting Senior Noteholders will be entitled to collect the new Shares to be allocated to them by asking the court-appointed trustee supervising the implementation of the Safeguard Plan until the expiry of a 10-year period as from the Restructuring Effective Date, provided that the required conditions are satisfied.

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The Judicial Administrator will have the power to perform any act which would be necessary for the implementation of the conversion of the Senior Notes into new Shares pursuant to article L.626-24 of the French Code de commerce;

In the event where the mission of the court-appointed trustee supervising the Safeguard Plan would end prior to the expiry of this 10-year period, it is specified that the Company will request the appointment of a mandataire ad hoc with the mission to hold the new Shares which would not have been collected by the Defaulting Senior Noteholders.

Besides, the Company will be able to request the appointment of a mandataire ad hoc with any mission in connection with the holding of the new Shares and in particular, but not exclusively, any mission of administration or rights exercise under those instruments on behalf of the Defaulting Senior Noteholders;

•	No Senior Noteholder shall sell, assign or transfer, by any means, all or part of its Senior Notes as from the Reference Date and until the settlement of the new Shares resulting from the equitization of the Remaining Amount of the Senior Note Claim;

•	It is further specified that the Senior Notes will cease to accrue interest as from the Reference Date, and no interest (including default interest, premium or other expenses or costs) shall accrue on the amounts between such date and the Restructuring Effective Date; it being reminded in any event that no default interest, premium or other expenses or costs shall apply as from 14 June 2017.

4.3.2.2.	Option offered in respect of the Accrued Senior Note Interest Payment of an amount of USD 86 million

In relation to the Accrued Senior Note Interest Payment, the Draft Safeguard Plan offers to each Senior Noteholder the option to: either (i) subscribe for New Second Lien Interest Notes as set out below (“Option 1”), or (ii) retain its claim in respect of its Accrued Senior Note Interest Payment, such claim being repaid under the terms set out below (“Option 2”).

It is specified that every Senior Noteholder shall choose one of the two options and shall not combine those

4.3.2.2.1.	Option 1: the Company will issue New Second Lien Interest Notes for a maximum total amount of USD86 million, those new notes being subscribed by way of set-off with a portion of their Senior Note Claim on a pro rata basis.

The main characteristics of the New Second Lien Interest Notes are as follows (Annex 12):

•	Issuer: Company;

•	Instruments to be issued: bonds;

•	Amount: up to a maximum amount in principal of USD 86 million;

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•	Beneficiaries: allocation to those Senior Noteholders who accept to receive such New Second Lien Interest Notes, on a pro rata basis to their interest claim in respect of the relevant series of Senior Notes (in minimum denominations of USD 200,000 and multiples of USD 1,000 in excess thereof), based on the unpaid interest accrued on such series pursuant to the provisions of the indentures of such Senior Notes series and calculated until 31 October 2017;

In the event where a Senior Noteholder would choose Option 1 but would not hold a sufficient interest claim to reach the minimum subscription price set at USD 200,000, then the interest claims of all the Senior Noteholders in the same situation will be combined so that New Second Lien Interest Notes to be allocated to them will be issued, it being specified that those new notes will be issued to the benefit of Lucid Issuer Services in its capacity as settlement agent, which will be in charge of selling those on the market and distributing, as a full and final settlement, the proceeds between the relevant Senior Noteholders, on a pro rata basis;

•	In the event where the New Second Lien Interest Notes would be deemed fungible with the New Second Lien Notes, and subject to certain technical conditions, each creditor which has subscription rights under the New Second Lien Notes and the New Second Lien Interest Notes could combine such rights. In such case, the Company will inform the Senior Noteholders.

•	Payment of the subscription price: by way of set off against the portion of the accrued and unpaid interest claim with respect to the Senior Notes, of an amount of USD 86 million held by the relevant holders. It is further specified that the portion of the accrued and unpaid interest claim with respect to the Senior Notes of an amount of USD 86 million held by each Senior Noteholder which would have chosen Option 1 will automatically become due and payable (créances certaines, liquides et exigibles), on the date of completion of the New Second Lien Interest Notes, for an amount equal to the total amount of subscription of the relevant Senior Noteholder, in order to release the full subscription by way of set-off with the claim of a same amount that such Senior Noteholder holds against the Company;

•	The other terms and conditions of the New Second Lien Interest Notes will be identical to the New Second Lien Notes save that:

•	no Warrants #3 will be allocated to the subscribers of the New Second Lien Interest Notes;

•	no commitment fee and no backstop fee will be paid to the subscribers of the New Second Lien Interest Notes.

It being specified that the Company will use its best efforts to provide for the fungibility of the New Second Lien Interest Notes with the New Second Lien Notes (in the light of applicable tax and regulatory restrictions) and without deviating from the terms and conditions of the indenture of such New Second Lien Interest Notes and New Second Lien Notes attached to this Draft Safeguard Plan.

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4.3.2.2.2.	Option 2: the Senior Noteholders retain their claims in respect of their claims under the Accrued Senior Note Interest Payment, which will be repaid over 10 years as follows:

•	The repayment of the claims under the Accrued Senior Note Interest Payment will be termed out over ten years as from the judgment sanctioning the Safeguard Plan under the following payment schedule:

(aa)	1% per annum in years 1 and 2;

(bb)	5% per annum in years 3 to 9 included;

(cc)	63% in year 10;

•	Those claims will not accrue interest;

•	The annual instalments will be paid by the court-appointed trustee supervising the implementation of the Safeguard Plan;

•	The existing guarantees granted by the Guarantor Companies under Chapter 11 will be released (in the framework of Chapter 11 proceedings);

•	The creditors who have chosen this Option 2 will not benefit from the security interests and guarantees granted in respect of the New Second Lien Interest Notes;

•	The claims held by the Senior Noteholders under the Accrued Senior Note Interest Payment termed out in this context shall be governed solely by the provisions of the Safeguard Plan, without any additional documentation.

4.3.2.3.	The creditors will be consulted on the Draft Safeguard Plan within the framework of the BGM.

They will be asked to choose between Option 1 and Option 2 described below subsequently, during the 10 Business Day period prior to the Reference Date, Lucid Issuer Services being in charge of collecting the answers and transmitting the result to the Company and to the court-appointed trustee supervising the implementation of the Safeguard Plan.

The creditors under the Senior Notes which (i) would not have made a choice between the two Options, or (ii) would have failed to make the necessary arrangements to benefit from Option 1, will be deemed to have chosen Option 2.

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4.3.3	Treatment of the liabilities under the Convertibles Bonds

4.3.3.1.	Principle of treatment of the Convertible Bond Claim

The full amount of the Convertible Bond Claim will be converted into new Shares to be issued by the Company through a reserved share capital increase (augmentation de capital avec suppression du droit préférentiel de souscription) to the benefit of the Convertible Bondholders, except for an amount in euros equivalent to USD 5 million.

The main characteristics of such reserved share capital increase (augmentation de capital avec suppression du droit préférentiel de souscription) are as follows:

•	Issuer: the Company;

•	Instruments to be issued: new Shares which will be assimilated to the existing Shares as from their issuance (jouissance courante);

•	Amount of the share capital increase (including share premium): amount of the Convertible Bond Claim, reduced by the amount of the Accrued Convertible Bond Interest Payment (the “Remaining Amount of the Convertible Bond Claim”);

•	Issue price per Share (including share premium): EUR equivalent of USD 11.50, irrespective of trading price of the Shares;

•	Beneficiaries: Convertible Bondholders on the Reference Date;

•	Payment of subscription price: by way of set off against the Remaining Amount of the Convertible Bond Claim. It is further specified that the portion of the Remaining Amount of the Convertible Bond Claim of each Convertible Bondholder will automatically become due and payable (créances certaines, liquides et exigibles), on the date of completion of the new Shares issuance resulting from the Equitization of the Remaining Amount of the Convertible Bond Claim, for an amount equal to the total amount of subscription of the relevant Convertible Bondholder, in order to release the full subscription by way of set-off with the claim of a same amount that such Convertible Bondholderholds against the Company;

•	Settlement: for the purpose of the settlement transactions of the new Shares resulting from the Equitization of the Convertible Bond Claim:

•	The Convertible Bondholders will provide all required information (including the ownership certificates), will make all the necessary declarations and will take any necessary step required by the Company (notably blocking their Convertible Bonds in accordance with the instructions given by the Company) in order to enable the equitization of the Remaining Amount of the Convertible Bond Claim as well as the settlement of the new Shares resulting from this equitization. In case certain Convertible Bondholders would fail in a timely manner to take any step enabling this equitization and the settlement (the “Defaulting Convertible Bondholders”), the new Shares to be allocated to the Defaulting Senior Noteholder would be issued on an account opened with the Caisse des Dépôts et Consignations in the name of the court-appointed trustee supervising the implementation of the Safeguard Plan. The Defaulting Convertible Bondholders will be entitled to collect the new Shares to be allocated to them by asking the court-appointed trustee supervising the implementation of the Safeguard Plan until the expiry of a 10-year period as from the Restructuring Effective Date, provided that the required conditions are satisfied.

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The Judicial Administrator will have the power to perform any act which would be necessary to the implementation of the conversion of the Convertible Bonds into new Shares pursuant to article L.626-24 of the French Code de commerce;

In the event where the mission of the court-appointed trustee supervising the Safeguard Plan would end prior to the expiry of this 10-year period, it is specified that the Company will request the appointment of a mandataire ad hoc with the mission to hold the new Shares which would not have been collected by the Defaulting Convertible Bondholders.

Besides, the Company will be able to request the appointment of a mandataire ad hoc with any mission in connection with the holding of the new Shares and in particular, but not exclusively, any mission of administration or exercise of rights under those instruments on behalf of the Defaulting Convertible Bondholders;

•	No Senior Noteholder shall sell, assign or transfer, by any means, all or part of its Convertible Bonds as from the Reference Date and until the settlement of the new Shares resulting from the equitization of the Remaining Amount of the Convertible Bond Claim;

•	It is further specified that the Convertible Bonds will cease to accrue interest as from the Reference Date, and no interest (including default interest, premium or other expenses or costs) shall accrue on the amounts which would be due until the Restructuring Effective Date; it being reminded in any event that no default interest, premium or other expenses or costs shall apply as from 14 June 2017.

4.3.3.2.	Accrued Convertible Bond Interest Payment

The Accrued Convertible Bond Interest Payment shall be made in cash and in euros on the Restructuring Effective Date at the latest, to the benefit of the Convertible Bondholders as of the Reference Date.

The Accrued Convertible Bond Interest Payment will be paid to those Convertible Bondholders pro rata to their interest claim in respect of the relevant series of Convertible Bonds based on the unpaid interest accrued on such series as at 31 October 2017.

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4.3.4	Liabilities in respect of the guarantees under the US RCF and the TLB 2019

The Draft Safeguard Plan provides for the release of the guarantees and security interests granted by the Company to the benefit of the creditors under the US RCF and the TLB 2019 upon the Restructuring Effective Date, in return for which the Company will be a guarantor under the New First Lien Secured Notes. It is provided that the collateral agents under such loans are expressly authorised to execute any document necessary to such releases

For the sake of completeness, the “Chapter 11” plans also provide that, unless the Company elects to refinance simultaneously the full amount in cash of the Secured Loans between the sanctioning ruling of the Safeguard Plan and the Reference Date, the claims under the US RCF and the TLB 2019 will be subject to:

(i)	the payment in cash of any accrued and unpaid interest and fees under the US RCF and TLB 2019, if any, on the Restructuring Effective Date;

(ii)	the “exchange” of the remaining amount under the US RCF and the TLB 2019 into New First Lien Secured Notes;

subject to

(iii)	the Upfront Pay Down on a prorata basis with the claims under the French RCF subject to Option 1 as set forth in Sections 4.3.1.1. and 4.3.1.4. hereinabove;

it being specified that such plans provide for the release of all the security interests and guarantees benefitting to the creditors under the US RCF and the TLB 2019.

4.3.5	Liabilities in respect of the intragroup claims held by the Guarantor Companies under Chapter 11 under the guarantees granted by those under the Secured Loans and the Senior Notes

The “Chapter 11” plans provide that the guarantees granted by the relevant Guarantor Companies under Chapter 11 to the benefit of creditors under the Senior Notes and the Secured Loans shall be treated as follows:

•	With respect to the guarantee claims under the Senior Notes: discharge, cancellation and release of the existing guarantees;

•	With respect to the guarantee claims under the Secured Loans exchanged into New First Lien Secured Notes: discharge, cancellation and release of the existing guarantees and grant of new guarantees, as detailed in section 4.3.1.1(d) above under the French RCF;

•	With respect to the claims of guarantees benefitting to the Termed Out French RCF Lenders: discharge, cancellation and release of the existing guarantees and grant of new similar guarantees (subject to certain reservations and in particular the execution of the Intercreditor Agreement and the Additional Intercreditor Agreement), on a pari passu basis with the guarantees granted under the New First Lien Secured Notes.

In light of the release of all existing guarantees and of the transactions contemplated in this Draft Safeguard Plan, the intragroup claims held by the Guarantor Companies under Chapter 11 against the Company under these guarantees will be extinguished.

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4.4	New Money provision

Without prejudice to the reserved share capital increases set out in Section 4.3.2.1 and 4.3.3.1 above, New Money will be provided in order to fund the cash needs of the Company and of the Group for their redeployment through (i) the Rights Issue with PSR and (ii) the New Second Lien Note Issue, under the conditions described below. The proceeds of the New Money (net of backstop and commitment fees and other fees related to the Rights Issue with PSR and the New Second Lien Notes Issue) will be allocated as detailed in Section 4.4 below

4.4.1	Rights Issue with PSR

(a)	Principle of the Rights Issue with PSR

It shall be implemented through a share capital increase with preferential subscription rights (augmentation de capital avec maintien du droit préférentiel de souscription) to the benefit of the Historical Shareholders, by way of issuance of new Shares with Warrants #2 attached (which could be detached immediately after their issuance). Alternatively and at the election of the Company, the new Shares could be issued simultaneously with the Warrants #2 granted for free to the Historical Shareholders.

(b)	Main characteristics of the Rights Issue with PSR

The main characteristics of the Rights Issue with PSR are the following:

•	Issuer: the Company;

•	Instruments to be issued: new Shares with Warrants #2;

•	Amount (including share premium): EUR equivalent of USD 125 million (before exercise of Warrants #2);

•	Issue price per new Share with Warrants #2 (including share premium): EUR equivalent of USD 1.75, irrespective of the trading price of the Shares;

•	Beneficiaries: Historical Shareholders in their capacity as holders of preferential subscription rights (as well as transferees of preferential subscription rights) which may subscribe during a 1 to 2 week subscription period, as decided by the Company, on a pro rata basis (à titre irréductible) and on an over-subscription basis (à titre réductible) to the Rights Issue with PSR;

•	Backstop Commitment in Cash and Backstop Commitment by Set-Off:

•	DNCA undertakes to subscribe in cash the number of shares which would have not been subscribed on a pro rata basis (souscription à titre irréductible) and on an over-subscription basis (souscription à titre réductible) within the framework of the Rights Issue with PSR, up to a maximum amount in euros equivalent to USD 80 million. No later than 21 days prior to the date of the Company’s shareholders’ general meeting convened to approve the resolutions relating to the Reduction of Capital and the Restructuring Equity Steps, the Company, at its election, may propose to, and agree with one or more significant shareholders to backstop all or part of the Rights Issue with PSR in cash not already backstopped by DNCA, provided that they enter into the Restructuring Support Agreement (the undertakings made by DNCA and such significant shareholder(s), the “Backstop Commitment in Cash”). The Rights Issue with PSR amount which would have not been backstopped in cash will be backstopped by the Senior Noteholders by way of set off against their Senior Note Claims on a pro rata basis (the “Backstop Commitment by Set-Off”);

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•	The Backstop Commitment in Cash fee will be of 10% of the Rights Issue with PSR amount backstopped in cash (i.e. the euro equivalent of USD 8 million with respect to the Backstop Commitment in Cash fee payable to DNCA). The amount of the Backstop Commitment in Cash fee will be paid in cash to those significant shareholders who provide the Backstop Commitment in Cash on a pro rata basis to the backstopped amount, whether this Backstop Commitment in Cash is called or not. For the avoidance of doubt, there will be no Backstop Commitment in Cash fee in the event where any step of the Restructuring would not be completed. No Backstop Commitment by Set-Off fee will be paid to Senior Noteholders providing their backstop by way of set-off of their Senior Note Claims;

•	Payment of subscription price: in cash only, except for the subscription that would occur by way of set off of Senior Note Claims if Senior Noteholders are required to backstop and such backstop is enforced (such portion of the Senior Note Claim becoming payable (exigible) upon the completion date of the issuance of the new Shares, in order to release the full subscription price by way of set-off;

•	Countries where the offer will be made available: the Rights Issue with PSR will be open to the public in France only. Outside France, the new Shares may be subscribed only pursuant to the restrictions set forth under the applicable regulations;

•	Main characteristics of Warrants #2:

•	Quantity: for each new Share issued further to the Rights Issue with PSR one Warrant #2 will be allocated;

•	Exercise ratio: 3 Warrants #2 give the right to subscribe to 2 new Shares;

•	Strike price: the euro equivalent of USD 4.50 per new Share;

•	Strike price payment: in cash only (and not by way of set-off of claims);

•	Exercise period: 5-year period starting on the Restructuring Effective Date;

•	Listing: the Warrants #2 will be listed on the regulated market of Euronext in Paris;

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•	Other main terms and conditions: similar to the common terms and conditions applying to the Warrants as detailed in paragraph 4.7.2 below;

•	The detailed terms and conditions of Warrants #2 are attached in Annex 13.

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4.4.2	New Second Lien Notes Issue with Warrants #3

By order dated 23 June 2017, the Supervising Judge to the Safeguard Proceedings authorised the Company to execute the Private Placement agreement the purpose of which is to detail the main terms and conditions of (i) the placement terms and conditions of the New Second Lien Notes subscription, and (ii) the Backstop Commitment thereof taken by the Ad Hoc Senior Noteholder Committee.

The subscription period was opened from 27 June until 7 July 2017. All the New Second Lien Notes have been subject to a subscription commitment by the members of the Ad Hoc Senior Noteholders Committee.

(a)	Characteristics of the New Second Lien Notes with Warrants #3

The main characteristics of the New Second Lien Notes (Annex 12) and of the Warrants #3 (Annex 14) are as follows:

•	Issuer: Company;

•	Instruments: notes with Warrants #3, it being specified that the warrants #3 will be issued and allocated simultaneously to every subscriber of such notes on a prorata basis to the principal amount of the Second Lien Notes subscribed by each subscriber;

•	Amount of the New Second Lien Notes Issue: USD 375 million broken down as follows:

•	Tranche 1 in USD (up to an amount of USD 375 million less the amount of the Tranche 2);

•	Tranche 2 in euros (up to an amount in euros equivalent to up to USD 100 million, depending on the demand for subscription in euros); the corresponding amount in euros will be determined based on the Reuters USD/EUR exchange rate applicable at midday (Paris time), on the second Business Day prior to the Reference Date;

•	Subscription denominations: the Second Lien Notes with Warrants #3 will be subscribed under the following conditions:

•	Tranche 1: minimum denominations of USD200,000 and multiples of USD1,000 in excess;

•	Tranche 2: minimum denominations of EUR100,000 and multiples of EUR1,000 in excess;

•	Maturity: 6 years with a bullet repayment at maturity, without prejudice to any mandatory or voluntary early repayment events provided in the terms and conditions of the New Second Lien Notes;

•	Coupon, payable quarterly:

•	Tranche 1: cash coupon of floating LIBOR (subject to a floor of 1%) plus 4% (cash) per annum, payable quarterly and PIK of 8.5% per annum, capitalised quarterly;

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•	Tranche 2: cash coupon of floating EURIBOR (subject to a floor of 1%) plus 4% (cash) per annum, payable quarterly and PIK of 8.5% per annum, capitalised quarterly;

•	Main characteristics of the Warrants #3 issued and allocated to the New Second Lien Notes subscribers:

•	The Warrants #3 will be allocated to the subscribers of New Second Lien Notes, on a pro rata basis to the subscribed amount;

•	The Warrants #3 will give the right to subscribe to new Shares of the Company with a strike price of euro 0.01 per new Share (which will require a prior reduction of the nominal value of the Shares), payable in cash, and will give the right to subscribe to 16% of the share capital of the Company after dilution resulting from the Rights Issue with PSR, the Equitization of the remaining amount of the Convertible Bond Claim, the Equitization of the remaining amount of the Senior Notes Claim, the exercise of the Coordination Warrants, the exercise of the Backstop Warrants and the exercise of the Warrants #3 but prior to the exercise of Warrants #1 and Warrants #2);

•	The Warrants #3 may be exercised during a 6-month period starting on the Restructuring Effective Date;

•	The other main terms and conditions of the Warrants #3 are similar to those applying to the Warrants as detailed in paragraph 4.7.2 below;

•	The detailed terms and conditions of Warrants #3 are attached in Annex 14.

•	Guarantees and Security interests granted under the New Second Lien Notes:

•	subject to any restrictions under applicable law, the same guarantees as those befitting to the existing Senior Noteholders will be granted subject to certain exceptions[10];

•	second lien security interests will be granted over all of the collateral granted to the creditors as part of the issuance of New First Lien Secured Notes;

•	The Intercreditor Agreement, the main terms of which are attached in Annex 19, which will be entered into notably between the holders of New First Lien Secured Notes, the holders of New Second Lien Notes and the holders of New Second Lien Interest Notes, provides for the treatment of the guarantees and security interests between those creditors

•	Final documentation: the New Second Lien Notes and New Second Lien Interest Notes indenture is attached in Annex 12.

[10]	The guarantees will be granted by the following companies: CGG Holding B.V., CGG Holding (US) Inc., CGG Marine B.V., CGG Services (U.S) Inc., Vikings Maritime Inc., Alithea Resources Inc. and CGG Land (U.S.) Inc. (the “Guarantor Companies”)

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(b)	Terms and conditions of the placement and backstop of the issue

The subscription commitments of the Senior Noteholders have been received under the terms and conditions set forth in the Private Placement Agreement (Annex 15), whose main characteristics are as follows:

•	Subscription:

•	Eligible creditors to the prorata subscription (the “Eligible Senior Noteholders”):

The Senior Noteholders were eligible to the subscription commitment, on an exact pro rata basis to their lowest holdings between their holdings on 1 June 2017 (the “Eligibility Reference Date”) and their holdings on the subscription commitment date (such holdings being calculated pursuant to the provisions of the Private Placement Agreement), provided that they are qualified investors within the meaning of the European regulation or under US regulation (QIBs) (the “Qualified Investors”), or their transferees under certain conditions set forth in the Private Placement Agreement (and in particular their accession to the Lock-up Agreement and the Private Placement Agreement).

•	Commitment fee: 7% of the amounts that each Eligible Senior Noteholder has accepted to commit to subscribe, payable on the date of settlement and delivery of the New Second Lien Notes either in cash, or by way of set-off with the subscription price of the New Second Lien Notes, at the election of the Company; no fee being paid in the event where the New Second Lien Notes would not be subscribed.

•	Commitment period: from 27 June to 7 July 2017.

•	Backstop Commitments:

•	Principle: The members of the Ad Hoc Senior Noteholders Committee have committed (i) to subscribe to the New Second Lien Notes which would not have been subject to a subscription commitment and (ii) to subscribe to any New Second Lien Note for which an Eligible Senior Noteholder would have failed to fulfil its subscription commitment pursuant to the Private Placement Agreement (the “Backstop Commitments”).

•	Backstop fee, composed of two parts:

(i)	a backstop fee of 3% of the total amount of the New Second Lien Notes Issue (i.e. USD 375 million) payable on the date of settlement and delivery of the New Second Lien Notes in cash or by way of set-off with the subscription price of the New Second Lien Notes, at the election of the Company, to the members of the Ad Hoc Senior Noteholders Committee or to their assignees (under certain conditions provided in the Private Placement Agreement); and

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(ii)	Backstop Warrants (Annex 16) allocated for free to the members of the Ad Hoc Senior Noteholders Committee or to their transferees (under certain conditions set forth in the Private Placement Agreement); giving the right to subscribe in aggregate to 1.5% of the share capital of the Company after dilution resulting from the Rights Issue with PSR, the Equitization of the Convertible Bond Claim, the Equitization of the Senior Notes Claim, the exercise of the Coordination Warrants, the exercise of the Backstop Warrants and the exercise of the Warrants #3 but prior to the exercise of Warrants #1 and Warrants #2;

The Backstop Warrants may be exercised during a 6-month period starting on the Restructuring Effective Date at a strike price of euro 0.01 to be paid in cash;

The Backstop Warrants will be allocated between the members of the Ad Hoc Senior Noteholder Committee (or, as the case may be, their transferees under certain conditions) pursuant to the Private Placement Agreement and on a prorata basis to their Backstop Percentage as defined herein.

The other main terms and conditions of the Backstop Warrants are similar to those applying to the Warrants as detailed in paragraph 4.7.2 below;

The issuance of the Backstop Warrants or of the underlying shares could also be implemented through different mechanisms than what is provided for in Section 4.4.2(b) (excluding any payment in cash corresponding to the amount of the Backstop Warrants), subject to the unanimous consent of the Company and their beneficiaries on the closest date to such decision.

It is further specified that the backstop fee will only be payable subject to the occurrence of the Restructuring Effective Date.

•	The detailed terms and conditions of Backstop Warrants are attached in Annex 17.

•	Transfer of commitments:

•	Transfer of the subscription commitments: without prejudice to the provisions of the Private Placement Agreement, it is specified that the subscription commitments of the Eligible Senior Noteholders shall be transferred, in whole or in part, only to Qualified Investors subject to the simultaneous transfer of (i) the corresponding number of existing Senior Notes which gave the right to the pro rata subscription commitment thus transferred and (ii) the corresponding subscription commitment fee;

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•	Transfer of the Backstop Commitments: without prejudice to the provisions of the Private Placement Agreement, it is specified that the Backstop Commitments of any member of the Ad Hoc Senior Noteholders Committee (and its successors) could be transferred separately from the existing Senior Notes and the subscription commitment (without any “stapling” mechanism) but shall only be transferred in whole (no partial transfer of the Backstop Commitments will be possible) and subject notably to (i) the transfer of the corresponding rights to the Backstop fee, (ii) the prior approval from the Company and the other members of the Ad Hoc Senior Noteholders Committee, and (iii) the transferee being a Qualified Investor;

It being specified that the transferee shall simultaneously accede to the Lock-up Agreement and to the Private Placement Agreement.

In the event where the Lock-up Agreement and the Private Placement Agreement would be terminated, the Judicial Administrator reminds that it should not affect the votes within the Lenders’ Committee and the BGM already cast, or prevent the Company from possibly launching a new subscription by way of a new private placement to raise new money.

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4.4.3	Use of proceeds of the Rights Issue with PSR and the New Second Lien Note Issue

The New Money (net of backstop and commitment fees and other fees related to the Rights Issue with PSR and the New Second Lien Notes Issue) will be used as follows:

(i)	first, and up to an amount of USD 250 million, for the financing of the Group’s corporate and financial needs (including the repayment of “any DIP facility” on the Restructuring Effective Date if such DIP facility has been drawn during the Chapter 11 proceedings, payment of the Accrued Convertible Bond Interest Payment on the Restructuring Effective Date, and payment of costs and fees in connection with the Restructuring, other than backstop costs and fees and other fees related to the Rights Issue with PSR and the New Second Lien Note Issue);

(ii)	second, to make the Upfront Pay Down to the Secured Lenders as detailed in Section 4.3.1.1.(a), the amount of such Upfront Pay Down to Secured Lenders being limited to the maximum aggregate amount of USD 150 million; it being specified that the Company may have to lend part of this amount to US Holding for this purpose; and

(iii)	the remainder being kept by the Company to face its financial needs (including the payment of fees and costs in connection with the Restructuring other than, in particular, the subscription and backstop fees and costs) and any delay in the Group’s redeployment.

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4.5	Share Capital Reduction of the Company and treatment of Historical Shareholders

4.5.1	Share Capital Reduction of the Company

As a condition precedent to all the issuances of financial instruments contemplated in this Draft Safeguard Plan, the Company will implement a share capital reduction not justified by losses (non motivée par des pertes) by way of reduction of the nominal value of the Shares from euro 0.80 to euro 0.01, the amount of such share capital being booked as unavailable reserves (réserves indisponibles).

4.5.2	Treatment of the shareholders: grant of free Warrants #1

Without prejudice of the Rights Issue with PSR detailed in Section 4.4.1 above, the Company will grant Warrants #1 to the Historical Shareholders. The main terms and conditions of such Warrants #1 are as follows:

•	Issuer: Company;

•	Instruments: Warrants;

•	Issue price: Warrants #1 are issued and allocated for free;

•	Beneficiaries: Historical Shareholders;

•	Quantity: each existing Share on the record date for the allocation of Warrants #1 shall receive 1 Warrant #1;

•	Exercise ratio: 3 Warrants #1 shall give the right to subscribe to 4 new Shares of the Company;

•	Strike price: euro equivalent of USD 3.50 per new Share;

•	Strike price payment: in cash only (and not by way of set-off of claims);

•	Exercise period: 4-year period starting on the Restructuring Effective Date;

•	Listing: the Warrants #1 will be listed on the regulated market of Euronext in Paris;

•	The other main terms and conditions of the Warrants #1 are similar to the common terms and conditions applying to the Warrants as detailed in paragraph 4.7.2 below.

•	The detailed terms and conditions of Warrants #1 are attached in Annex 17.

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4.6	Coordination Warrants Issue

As a compensation for their global coordinator role in the context of the Restructuring, members of the Ad Hoc Senior Noteholder Committee will receive free Coordination Warrants whose main terms and conditions are as follows:

•	Issuer: Company;

•	Instruments: Warrants;

•	Issue price: Coordination Warrants are issued and allocated for free;

•	Beneficiaries: members of the Ad Hoc Senior Noteholder Committee as at 14 June 2017;

•	Exercise ratio: all Coordination Warrants will give the right to subscribe in aggregate for 1% of the share capital of the Company, after dilution resulting from the Rights Issue with PSR, the Equitization of the Convertible Bond Claim, the Equitization of the Senior Notes Claim, the exercise of the Coordination Warrants, the exercise of the Backstop Warrants and the exercise of the Warrants #3 but prior to the exercise of Warrants #1 and Warrants #2;

•	Strike price: EUR 0.01 per new Share;

•	Strike price payment: in cash only (and not by way of set-off of claims);

•	Exercise period: 6 months as from the Restructuring Effective Date;

•	The other main terms and conditions of the Coordination Warrants are similar to those applying to the Warrants as detailed in paragraph 4.7.2 below;

•	It is further precised that the Coordination Warrants will be allocated to the members of the Ad Hoc Senior Noteholders Committee only on the Restructuring Effective Date;

•	The detailed terms and conditions of the Coordination Warrants and in particular the allocation rules between the members of the Ad Hoc Senior Noteholder Committee as at 14 June 2017 are attached in Annex 18.

The issuance of Coordination Warrants or of the underlying shares could also be implemented through different mechanisms than what is provided for in Section 4.6 (excluding any payment in cash corresponding to the amount of the Coordination Warrants), subject to the unanimous consent of the Company and the members of the Ad Hoc Senior Noteholders Committee.

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4.7	Terms and conditions similar for certain instruments issued within the framework of the Restructuring

4.7.1	Terms and conditions of the new Shares

New Shares issued as part of the Restructuring Equity Steps (including new Shares to be issued as a result of the exercise of Warrants) shall be fully assimilated to existing Shares as from their issuance date (jouissance courante).

They will be freely tradable, subject to the applicable regulation thereof, and may be issued either in registered or bearer form, at the election of the subscriber.

They will be listed on the regulated market of Euronext in Paris on the same market listing as the existing Shares.

The definitive number of Shares to be allocated under the Equitization of the Senior Note Claim and the Equitization of the Convertible Bond Claim will be determined based on the amount of the Convertible Bond Claim and the amount of the Senior Note Claim reduced in each case by the respective amounts of (a) the Accrued Convertible Bond Interest Payment and (b) the Accrued Senior Note Interest Payment and the amount offset under the potential subscription to the Rights Issue with PSR in the event the Backstop Commitment by Set-Off described hereinbefore would have been called.

4.7.2	Terms and conditions similar for the Warrants issued as part of the Restructuring

All Warrants which will be issued as part of the Restructuring will have the following common terms and conditions:

•	Anti-dilution adjustments:

•	Transactions described in articles L.228-98 and L.228-101 of the French Code de commerce can be carried out without the prior authorization of any of the holders of the Warrants;

•	The Warrants will include standard anti-dilution adjustments of the exercise ratios provided for by the French Code de commerce (no additional contractual protection is contemplated);

•	The exercise ratio of the Warrants shall not be adjusted as a result of the issuance of the various financial instruments contemplated by the Draft Safeguard Plan as the terms and conditions of those Warrants already take into account the issuance of such instruments;

•	Suspension of the exercise of the Warrants: the Company will have the possibility to suspend the exercise of the Warrants for a maximum period of 3 months or any other period provided for by applicable regulation in the case of increase in the share capital, merger, spin off or issuance of new shares or securities, or financial transactions conferring preferential subscription rights or reserving a priority subscription period for shareholders, it being specified that the exercise period of the Warrants #3, the Backstop Warrants and the Coordination Warrants will then be extended accordingly.

•	Purchase of Warrants: the Company will have the possibility to carry out purchases (on market / off market) or launch a public tender or exchange offer in respect of Warrants #1 and Warrants #2, and if listed Warrants #3, Coordination Warrants and Backstop Warrants in the event where they would be listed on a regulated market. If the Warrants #3, Coordination Warrants and/or Backstop Warrants would not be listed on a regulated market, the Company will have the possibility to carry out purchases of such Warrants (directly or through offer to all holders). For the avoidance of doubt, the Company may not impose on the holders the sale or redemption of their Warrants;

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•	Listing: Warrants #1 and Warrants #2 will be listed on the regulated market of Euronext in Paris and will be freely tradable. Coordination Warrants, Backstop Warrants and Warrants #3 will not be listed on any regulated or non-regulated market except if the Company considers such listing would be useful to facilitate the settlement and delivery transactions. Coordination Warrants, Backstop Warrants and/or Warrants #3 will be freely tradable;

•	Governing law: Warrants #1, Warrants #2, Warrants #3, Coordination Warrants and Backstop Warrants shall be governed by French law;

•	Tax provisions: in the event where a withholding tax would be due as a result of the allocation of a Warrant, the beneficiary thereof will indemnify the Company of any tax consequence of such allocation for the Company. The Company will be authorised to retain on any payment, for any reason, that it shall make to the beneficiary, the amount of the withholding tax due to the Tax administration. In the case where those amounts that the Company may retain on payments would not be sufficient to pay the withholding tax due to the Tax administration, the beneficiary shall deposit with the Company the sufficient sums to cover the difference to obtain the Warrants.

In this respect, and in order to determine the withholding tax base and the potential deposit of sums mentioned hereinabove to be made within the framework of the allocation of Warrants, the Company shall use, in order to determine the value of the allocated Warrants, the difference between (a) the sum (i) of the subscription price of a share issued within the framework of the Rights Issue with PSR and (ii) the average value of a preferential subscription right during the subscription period and (b) the strike price of the Warrants.

More generally and pursuant to Article 10.1 of the Private Placement Agreement and the disclosures included in the information statement of the New Second Lien Notes, the Company will levy the withholding tax set forth in article 182 B of the French Code général des impôts

4.7.3	Rounding rules and treatment of fractional instruments

The exact number of securities to be issued in the framework of each Restructuring Equity Step, the size of each relevant issuance and, with respect to Warrants #1, Warrants #2, Warrants #3, Backstop Warrants and Coordination Warrants, the number of shares to which those Warrants give right upon exercise, may be adjusted by the Company in order to take into account (i) the rounding issues, in particular with respect to the preferential subscription rights in the framework of the Rights Issue with PSR, (ii) the necessary application of the USD/EUR exchange rate, (iii) the issues pertaining to the fractional instruments, and (iv) other technical issues as the case may be.

No fractional instrument shall be allocated to the beneficiaries of the various Restructuring Equity Steps (including notably the Senior Noteholders and the Convertible Bondholders under (i) the Equitization of the Senior Note Claim, (ii) the Equitization of the Convertible Bond Claim and (iii) the Backstop Commitment by Set-Off). As a consequence, the number of securities allocated to each beneficiary of the various Restructuring Equity Steps shall be rounded down to the nearest whole number.

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4.7.4	Rules relating to the issuance and subscription of certain securities

The Guarantor Companies under Chapter 11 will request from the relevant US Court the application of section 1145 of the Federal Bankruptcy Code so that the creditors and/or shareholders (as the case may be) located in the United States that receive securities under the chapter 11 and Safeguard plans on account of their existing claims against and interests in the Guarantor Companies under Chapter 11 or the Company, as applicable, will, to the greatest extent practicable, benefit from that exemption from the registration requirements of section 5 of the US Securities Act of 1933.

In the event the Court declines to apply section 1145 as described above with respect to one or more securities, the offer of such securities(s) to creditors and/or shareholders (as the case may be) located in the United States will be made in reliance on another exemption from registration, to the extent available, or otherwise so as not to violate applicable securities laws, which may impact the ability of certain creditors or shareholders to receive, exercise and/or transfer said securities in the United States.

5	Governance of the Company after completion of the Restructuring

Subject to the vote of the general meeting of the Company’s shareholders, the structure and composition of the Company’s board of directors further to the Restructuring will be determined in consultation with DNCA and the members of the Ad Hoc Senior Noteholder Committee who will have become and will have remained shareholders of the Company.

The structure and composition of the board shall comply with the AFEP-MEDEF Code and be implemented as soon as practicable, but in any case no longer than 3 months as from the Restructuring Effective Date.

Execution version

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French version prevails

6	Summary of the steps and implementation transactions of the Restructuring

Subject to the satisfaction of all the conditions precedent to the steps described herein, the table below summarizes the sequence of the main steps and transactions of the Restructuring provided for in this Draft Safeguard Plan and whose terms and conditions are detailed in the sections above, it being specified that (i) they shall occur upon the Restructuring Effective Date at the latest, and (ii) the settlement and delivery of the issuance of certain financial instruments may occur simultaneously:

	STEPS[11]	Sections of the Draft Safeguard Plan
1	Share capital reduction of the Company	Section 4.5.1
2	Grant of Warrants #1 for free to Historical Shareholders	Section 4.5.2
3	Rights Issue with PSR in favour of Historical Shareholders by way of issuance of new Shares with Warrants #2	Section 4.4.1
4	Equitization of the Convertible Bonds	Section 4.3.3.1
5	Equitization of the Senior Notes	Section 4.3.2.1
6	Exchange of the claims under the Secured Loans in claims under the New First Lien Secured Notes, subject to the Upfront Pay Down of point 9. below	Section 4.3.1.1.(b)
7	New Second Lien Notes and Warrants #3 Issue	Section 4.4.2
8	New Second Lien Interest Notes issue	Section 4.3.2.2.1.
9	Secured Loans Upfront Pay Down	Section 4.3.1.1.(a)
10	Backstop Warrants Issue	Section 4.4.2(b)
11	Coordination Warrants Issue	Section 4.6
12	Accrued Interest Payments	Sections 4.3.2.2. and 4.3.3.2

[11]	Those steps do not take into account the potential term-out of certain claims over ten years.

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French version prevails

7	Duration of the Safeguard Plan

Given that certain liabilities are subject to a term-out option over 10 years, it is requested from the Commercial Court of Paris to hold and rule that the duration of the Safeguard Plan shall be 10 years as from the ruling sanctioning the Safeguard Plan.

8	Approval and sanctioning of the Safeguard Plan

As from its sanctioning by the Commercial Court of Paris, the provisions of the Safeguard Plan, including its annexes, will apply to the Company and to all its creditors affected by the Safeguard Plan.

In case of a contradiction between any of the provisions of the Draft Safeguard Plan and any provision of its annexes, the Draft Safeguard Plan shall prevail.

As necessary, it is reminded that the provisions of the Safeguard Plan will be binding on and enforceable against all the Company’s creditors, including those members of the Lenders’ Committee or of the BGM, whether such members voted in favour of the Draft Safeguard Plan or not.

Any creditor undertakes to make its best effort to amicably settle any dispute that may arise with another creditor or with the Company in connection with the interpretation of the implementation of the Safeguard Plan and undertakes to submit, in the first instance, such dispute to the court-appointed trustee supervising the implementation of the Safeguard Plan in the framework of a mediation process. This latter will try and bring the parties together within one month after the day on which the dispute was submitted to the court-appointed trustee supervising the implementation of the Safeguard Plan.

9	Conditions precedent to the sanctioning of the Draft Safeguard Plan

The filing of this Draft Safeguard Plan with the Commercial Court of Paris for the purpose of its sanctioning is subject to satisfaction of all the following conditions precedents:

•	The approval of the Draft Safeguard Plan by the Lenders’ Committee pursuant to the conditions set forth in article L.626-30-2 of the French Code de commerce;

•	The approval of the Draft Safeguard Plan by the BGM pursuant to the conditions set forth in article L.626-32 of the French Code de commerce;

•	The approval by the general meeting of the Company’s shareholders of the resolutions enabling the implementation of the Draft Safeguard Plan; and

•	Confirmation by the relevant US Court of the “Chapter 11” plans.

Execution version

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French version prevails

10	Conditions precedent to the implementation of the Safeguard Plan

The implementation of the Safeguard Plan is subject to the satisfaction of the following conditions precedent:

•	The sanctioning of the Draft Safeguard Plan by the Commercial Court of Paris;

•	The confirmation by the relevant US Court of the “Chapter 11” plans and the recognition of the ruling sanctioning the Safeguard Plan within the framework of the “Chapter 15” proceedings, the enforcement of which is not stayed;

•	The obtention of a fairness opinion from an independent financial expert (expert indépendant) appointed by the Company confirming that the Restructuring Equity Steps are fair from a financial perspective in accordance with the Autorité des Marchés Financiers General Regulation;

•	The obtention of all prior regulatory authorizations as may be required for the Company to implement the Restructuring (including the visa of the Autorité des Marchés Financiers on the financial instruments issuance prospectuses);

•	Unless the members of the Ad Hoc Senior Noteholder Committee waive such condition, or accept to make it less constraining, in particular because they consider they do not act in concert, the obtention of a final waiver from the Autorité des Marchés Financiers in favour of the members of the Ad Hoc Senior Noteholder Committee not to launch a mandatory tender offer pursuant to article 234-9, 2° of the Autorité des Marchés Financiers General Regulation, cleared of any possible challenge (either in the absence of any challenge within 10 days of the publication of such waiver or after a ruling rendered by the Court of appeal of Paris in the event of a challenge thereon within the 10-day period) ;

•	The satisfaction of all the conditions precedent provided for in the Restructuring implementation documents, including in particular the New First Lien Secured Notes indenture, the New Second Lien Notes New Second Lien Interest Notes indenture the and the various terms and conditions of the Warrants; and

•	The settlement and delivery of the Restructuring Equity Steps prior to 28 February 2018, or any subsequent date which would be set in accordance with the provisions of the Lock-up Agreement and the Restructuring Support Agreement.

11	Unenforceability of transfers made in breach of the Safeguard Plan

Any assignment or transfer made in breach of the provisions of the Safeguard Plan will not be enforceable against the Company for the purposes of implementing said plan, it being noted that the creditors members of the Lenders’ Committee and the BGM hereby agree that the Company shall not be held liable for any damage resulting from such unenforceability.

12	Supervision of the implementation of the Safeguard Plan

12.1	Judicial Administrator, Court-appointed trustee supervising the implementation of the Safeguard Plan and mandataire ad hoc

12.1.1	Judicial Administrator

Pursuant to article L.622-24 of the French Code de commerce, the Company will request from the Court that the Judicial Administrator will be authorised to perform the required acts for the implementation of the Safeguard Plan.

Execution version

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French version prevails

In particular, in the event where a creditor would not execute any implementation document of the Safeguard Plan, the Judicial Administrator will be authorised to sign it in the name and on behalf of the defaulting creditor.

12.1.2	Court-appointed trustee supervising the implementation of the Safeguard Plan

The Company will request from the Commercial Court of Paris the appointment of a trustee in order to supervise the implementation of the Safeguard Plan (commissaire à l’exécution du plan).

The Court-appointed trustee supervising the implementation of the Safeguard Plan may also hold, as necessary, the instruments and/or money to be allocated to the defaulting creditors further to the steps and transactions of the Restructuring described in this Draft Safeguard Plan.

12.1.3	Mandataire ad hoc

Finally and as appropriate, the Company may apply for the appointment of a mandataire ad hoc who will be in charge of taking all appropriate actions and entering into any document to implement the Safeguard Plan in the name and on behalf of any creditor or shareholder of the Company who would not perform the necessary acts and formalities to implement the Safeguard Plan, or in order to fulfil any specific mission which would appear necessary in the framework of the implementation of the Safeguard Plan.

12.2	Payment of the creditors

It is specified that the Court will be requested to authorise the Court-appointed trustee supervising the implementation of the Safeguard Plan to pay all the creditors under the Safeguard Plan through a credit institution specifically organized to process mass payments in cash or in securities, pursuant to article L.626-21, paragraph 5 of the French Code de commerce.

It is also requested from the Court to specify in the ruling sanctioning the Safeguard Plan that the payments made to the creditors under their claims, for which the Creditors’ Representative proposed an admission and no challenge has been filed with the Supervising Judge, shall be made on a provisional basis as soon as the ruling sanctioning the Safeguard Plan has become final, pursuant to article L.626-21, paragraph 2 of the French Code de commerce.

12.3	Challenge, sanction and implementation of the Safeguard Plan

For the avoidance of doubt, it is specified that any challenge lodged against the extraordinary general meeting of the Company which would have approved the necessary resolutions to the implementation of the Safeguard Plan shall not prevent the sanctioning of the Safeguard Plan by the Court.

It is also specified that any challenge without suspensive effect lodged against the ruling of the Commercial Court of Paris sanctioning the Safeguard Plan shall not prevent the Safeguard Plan from being implemented.

Execution version

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French version prevails

12.4	Potential amendments to the Safeguard Plan

The Safeguard Plan, including its annexes, and its implementation documents may be amended or completed in good faith on pure technical or administrative points and, as the case may be, to correct clerical errors. In this case, the parties already acknowledge that such amendments or corrections shall not be deemed to be substantial changes in the objectives and terms of the plan (modifications substantielles des objectifs et modalités du plan).

In the event where the contemplated amendments would not be of an administrative or technical nature or intended to correct clerical errors, the Safeguard Plan and the implementation documentation shall be amended, modified and/or completed, with the prior consent of the Company, only at a majority of two-thirds of those creditors who are members of the Lenders’ Committee or of the BGM, or in each case their affiliate or beneficial owner, provided that such modifications are not substantial changes in the objectives and terms of the plan except, with respect to a modification of an implementation document, if another majority rule is provided in such document.

In any event, should a provision of an implementation document contradict the Safeguard Plan, the contemplated amendments shall never intend to or result in such provision prevailing over the Safeguard Plan.

13	Persons liable for the implementation of the Safeguard Plan

In accordance with the provisions of article L.626-10 of the French Code de commerce, Mr. Jean-Georges MALCOR acknowledges, in his capacity as CEO of the Company, that he shall be liable for the implementation of the Safeguard Plan.

Paris, on 11 July 2017

Jean-Georges MALCOR,
CEO (Directeur général) of CGG

Execution version

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French version prevails

Annexes to the Draft Safeguard Plan

Annex 1.	Reference Document 2016

Annex 2.	Kbis extract of the Company

Annex 3.	Simplified organizational chart of the Group

Annex 4.	List of the operational guarantees granted by the Company

Annex 5.	Press release dated 12 May 2017

Annex 6.	Press release dated 2 June 2017

Annex 7.	Lock-up Agreement

Annex 8.	Press release dated 14 June 2017

Annex 9.	Restructuring Support Agreement

Annex 10.	Opening ruling of the safeguard proceedings dated 14 June 2017

Annex 11.	New First Lien Secured Notes indenture

Annex 12.	New Second Lien Notes and New Second Lien Interest Notes indenture

Annex 13.	Warrants #2 terms and conditions

Annex 14.	Warrants #3 terms and conditions

Annex 15.	Private Placement Agreement

Annex 16.	Backstop Warrants terms and conditions

Annex 17.	Warrants #1 terms and conditions

Annex 18.	Coordination Warrants terms and conditions

Annex 19.	Main terms of the Intercreditor Agreement

Annex 20.	Main terms of the Additional Intercreditor Agreement